United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes    No X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-            .)

USGAAP Press Release

USGAAP Financial Pages

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Income for the three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003

Notes to the Consolidated Financial Statements

Supplemental Financial Information

Equity Investee Information as of December 31, 2005

Signature Page

US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.cvrd.com.br
rio@cvrd.com.br
Departamento de Relações
com Investidores
Roberto Castello Branco
Alessandra Gadelha
Barbara Geluda
Daniela Tinoco
Fábio Lima
Pedro Gibbon
Tel: (5521) 3814-4540
CRUISING AT HIGH SPEED
Performance of CVRD in 2005
Rio de Janeiro, March 6, 2006 — 2005 was CVRD’s third consecutive year of multiple operational and financial records. In spite of strong cost pressures – due to the cyclical rise in prices of raw materials, and the appreciation of the Brazilian Real against the US dollar – CVRD’s performance continued on its path of growth, as planned in its long-term strategy. Excellent results were made possible by maximized production levels supported by new projects coming on stream, operation at full capacity in most of its units, productivity gains, and the higher prices arising from the strong global demand for mining and metals.
CVRD’s records in 2005
•	Shipments of iron ore and pellets, 255,171 million tons.

•	Shipments of primary aluminum, 447,000 tons.

•	Shipments of kaolin, 1.218 million tons.

•	Railroad haulage of general cargo for clients, 26.9 billion net ton kilometer (ntk).

•	Cargo handling in ports for clients, 30.7 million tons.

•	Gross revenue, US$13.4 billion.

•	Operational profit as measured by adjusted EBIT[a] (earnings before interest and taxes), US$ 5.4 billion.

•	Adjusted EBIT margin, 42.5%.

•	Cash flow as measured by adjusted EBITDA[b] (earnings before interest, taxes, depreciation and amortization), US$ 6.5 billion.

•	Net earnings, US$4.8 billion, or US$4.20 per share.

•	Return on equity (ROE), 40.4%.

•	Capex, US$ 4.2 billion composed by US$ 2.6 billion of organic growth, US$ 757 million of stay in business, and US$ 800 million of acquisitions.
CVRD has been executing its long-term strategy successfully, taking advantage of the opportunities offered by the economic cycle to invest with the discipline required to grow in a profitable manner and generate considerable value for its shareholders.
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with USGAAP and, with the exception of information on investments and behaviour of markets, quarterly financial statements reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas e Rio Doce International Finance.
4Q05

US GAAP
CVRD’s capital expenditure in the last five years has totaled US$ 10.5 billion1. It has commissioned 14 large projects in iron ore, pellets, ferro alloys, bauxite, alumina, copper, potash, electricity and logistics.
In 2006, CVRD plans to invest US$ 4.626 billion, of which 77% will be dedicated to promote organic growth.
Currently we have 24 projects being implemented and several others under study.
Return on capital invested (ROIC) in 2005 was 41.5%, higher than the average obtained in the last five years, 33.0%, and well above the estimates for CVRD’s weighted average cost of capital.
As a reflection of the process of investment with higher profitability, the total shareholder return of CVRD over the period 2001-2005 reached an annual average of 41.7%.
One of the most serious challenges for a growing company is to reconcile its capital expenditure financing, satisfaction of shareholders’ aspirations for dividends, and the preservation of a healthy balance sheet. CVRD has succeeded in meeting these objectives simultaneously.
Along with significant capital expenditure, CVRD has distributed US$ 4.4 billion in dividends to its shareholders between 2001 and 2005. The amount distributed in 2005, US$ 1.3 billion, equivalent to US$ 1.13 per share, was another record broken this year.
Debt leverage, measured as total debt/adjusted EBITDAc, reached its lowest level in recent years, 0.77, at the end of 2005. CVRD’s financial soundness was recognized by the award of an investment grade rating by three of the world’s largest rating agencies.
SELECTED FINANCIAL INDICATORS

US$ million
	4Q04	3Q05	4Q05	2004	2005

Gross revenues	2,428	3,610	3,746	8,479	13,405
Adjusted EBIT	822	1,405	1,461	3,123	5,432
Adjusted EBIT margin (%)	35.5	40.8	40.6	38.7	42.5
Adjusted EBITDA	1,001	1,734	1,780	3,722	6,540
Net earnings	721	1,317	1,196	2,573	4,841
Earnings per share (US$ )	0.63	1.14	1.04	2.23	4.20
Annualized ROE (%)	34.8	35.8	40.4	34.8	40.4
Total debt/ adjusted LTM EBITDA (x)	1.10	0.68	0.77	1.10	0.77
Capex *	685.7	917.0	1,851.8	1,956.0	4,160.5

*	including acquisitions

BUSINESS OUTLOOK
With a solid outlook, the global economy is expanding at slightly more than 4% per year, with the developed countries – the US, the 15 of Europe, and Japan – growing at 3%, and the emerging market economies of Asia, Latin America and Eastern Europe at 6%.
The expansion is becoming more balanced between the different regions of the world, which until recently was believed to be possible only through considerable depreciation of the US dollar. However, this has been made possible by the

[1]	The figures given for capital expenditure represent cash actually spent, and include spending on acquisitions.
4Q05

US GAAP
restructuring of some important economies without requiring expansion of exchange rates volatility. The main implication of this re-balancing is reduction of the risk of a significant slowdown in the global economy as a result of an eventual recession the US economy.
The Japanese economy is returning to normality with the end of deflation and widespread over-capacity, and the significant decrease in non-performing bank loans. For the first time since 1996 bank credit is showing positive growth rates. Prices of commercial property have begun to rise after 14 years of decline, and industrial production is expanding firmly.
The behavior of GDP is becoming less dependent on exports, and the strong rise in the Nikkei-225, of 40% in 2005, translates investors’ optimism on the future of Japanese economy. The long restructuring process has enabled companies to capitalize, investing and hiring again, giving a new dynamic to domestic demand.
In Germany, the largest economy in Europe, corporate restructuring has contributed to an increase in productivity, profits and investments. In the short term this generates a negative impact on consumer spending, which tends to reverse as expansion of investments continues. The IFO business climate indicator rose to its highest level since 1994, with positive expectation on the part of both industry and retailers, the latter already anticipating future improvement in consumer spending.
As in Japan, the German economy is beginning to show less dependence on external demand, and, in 2006, for the first time in many years, domestic demand is likely to be the main source of growth of real GDP.
In the US, the low growth of the economy in the fourth quarter of 2005, the weakest since the last quarter of 2002, was due to the effect of several shocks suffered over the July-September period of last year, which have now been absorbed, thus seen as a temporary volatility.
China grew 9.9% in 2005 and is expected to maintain the same rate of expansion this year. Domestic demand is strengthening with the expansion of public investments in infrastructure, which are being accelerated in the first year of the execution of the new five-year plan, and with the return of significant spending on real estate construction in medium-sized cities, characterizing a new cycle of investments.
In Brazil, the obtainment of several primary fiscal surpluses and the austerity in monetary policy contributed to promote a more stable environment, favoring economic growth. Besides that, higher exports and the good liquidity in the global financial markets contributed to generate significant improvement in the balance of payments, reducing its vulnerability. Consequently, a better performance of the economy is expected for 2006.
The world’s industrial production indicators point to a solid and more balanced expansion in the coming quarters. In particular, the performance of orders and the relation between this variable and inventories are behaving in a very stable manner.
Thus the global scenario provides grounds for continuation of strong demand for mining and metals.
Reasonably large imbalances persist between global demand and supply for iron ore and alumina which, in spite of the additional capacity being put into operation in the coming months and the projects currently in progress, are not likely to be eliminated in the short-term.
4Q05

US GAAP
It is estimated that the seaborne iron ore market reached 675 million tons in 2005, with China importing 275 million tons, representing an increase of 32% over 2004. In January 2006 China’s seasonally adjusted imports were another all time record, which demonstrates continuity of the demand pressure in the iron ore market.
In one more production record, CVRD produced 233.9 million tons of iron ore in 2005, 100 million tons more than in 2001. In 2006 the Company expects to increase its iron ore production to 264 million tons, to meet expansion in demand from its clients.
The spot iron ore market continues to be highly active and with prices higher than those for long-term contracts, reflecting the global excess of demand. Purchasers in this market have to face difficulties such as lower quality, price volatility and uncertain shipment frequencies, which harm their competitiveness and make their cash flows unstable.
The growth of the global fleet of capesize vessels, and the expansion of capacity of ports in countries such as Brazil, Australia and China, have caused a decline in the prices of freight in the spot market. This reduction, which – comparing the April 2005 peak with today’s prices – is as much as US$ 15 per ton for the Brazil-China route, results in an important fall in the cost of iron ore for the steelmakers who contract maritime freight in this market.
In the alumina spot market, prices are now over US$ 600/ton, about 25% of the prices quoted for aluminum on the London Metal Exchange, reflecting increase in global scarcity. Stage 4 of Alunorte, CVRD’s alumina refinery, started up at the end of January this year, and Stage 5 will begin operating in March, thus adding 1.9 million tons/year to present capacity. In 2005, CVRD produced 2.6 million tons.
Simultaneously to the expansion of demand there are several types of limitations – much higher costs and supply restrictions of equipment and engineering services, greater relative scarcity of mineral reserves of good quality and substantial size, the need for logistics infrastructure, and the delay in obtaining environmental licenses – all these raise difficulties and a more lagged response of supply to increases in prices of ores and metals.
Systematic operation at full capacity increases the probability of production downtime. Given the restrictions on the supply of replacement parts and inventories at a historically low level, the impact of production problems on prices tends to be magnified. This has been important, for example, in the copper market, imposing an upward bias on prices.
Particularly for metals, the growing flow of financial resources into investment funds in commodities, resulting from the allocation of part of the pension funds money to this class of assets, has now begun to constitute a new source of demand, pressuring prices.
Influenced by profound cuts in global production in the second half of 2005, the manganese alloys prices are now recovering slightly, especially high carbon manganese ferro alloys (FeHcMn), in which we saw relatively higher cuts in production between 2004 and 2005. CVRD has kept about one-third of its alloys production capacity idle.
The Brazilian agricultural crop is forecast to be 9.3% larger this year than last year, when it was harmed by drought in the southern region of the country. This reversal will have a positive impact on the performance of CVRD’s sales of potash and logistics services.
4Q05

US GAAP

RELEVANT EVENTS
•	Absorption of the shares of Caemi
On January 26, 2006, the Board of Directors of CVRD approved the merger of all the preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi) outstanding into CVRD. Non-controlling shareholders of Caemi will receive 0.04115 preferred PNA shares issued by CVRD for each preferred share they hold in Caemi. The exchange ratio reflects the performance of the prices of the preferred shares of CVRD and Caemi on the São Paulo Stock Exchange (Bovespa) during the 90 days period ending on January 23, 2006.
The necessary steps for carrying out the merger are being taken, and expected to be concluded at the end of March.
CVRD is owner of 100% of the common shares and 40.06% of the preferred shares of Caemi, or 60.23% of its total capital. After the conclusion of the transaction CVRD will own all the shares of Caemi.
With the merger, CVRD’s shareholders will benefit from full exposure to the assets of Caemi and from the advantages of the synergies between the two companies. The shareholders of Caemi will start to enjoy these synergies, and the benefits arising from CVRD’s high potential for profitable growth, a highly diversified portfolio of world-class assets, a very well-structured dividend policy, and shares with voting right and abundant liquidity on the Bovespa and on the New York Stock Exchange.
•	Maintaining the focus on organic growth
On January 26, 2006 CVRD’s Board of Directors approved a capital expenditure budget in the amount of US$ 4.626 billion, the highest in its history. In 2006, US$ 3.558 billion will be invested in organic growth, made up of US$ 3.067 billion in greenfield and brownfield projects, and US$ 491 million in research and development. The remaining US$ 1.068 billion will be allocated to stay in business expenditures.
The ferrous minerals business will receive 46% of the total capital expenditure; 17% will be allocated to the aluminum business, 17% to the logistics services area, and 9% to non-ferrous minerals.
More details can be obtained on www.cvrd.com.br, Investor Relations section, under press releases.
•	Minimum dividend for 2006 of US$ 1.3 billion
The Executive Board of CVRD will submit to the Board of Directors a proposal for payment of minimum dividend to shareholders of US$ 1.3 billion in 2006. Taking into account the issue of new CVRD preferred (PNA) shares to be carried out upon completion of the merger of the shares of Caemi, if this is approved by the Company’s shareholders, the dividend per outstanding share, common or preferred, will be US$ 1.069367781.
•	Issue and repurchase of debt securities
In January 2006 CVRD issued US$ 1 billion in 10-year bonds with 6.25% annual coupon and yield to investors of 6.254% per year (CVRD 2016). The spread over US treasuries with similar maturity was 190 basis points (bp), contrasting with the
4Q05

US GAAP
spread of 288 bp on the issue of CVRD 2013, with 10-year tenor and coupon of 9.0% per year, in August 2003.
The CVRD 2016 bond received rating BBB from Standard & Poor’s and Baa3 from Moody’s.
In parallel to this issue, CVRD repurchased approximately US$ 176 million of the principal of the CVRD 2013.
The basis of these transactions was the focus of CVRD’s financial policy on minimization of cost of capital.
•	Conclusion of the acquisition of Canico
In the last quarter of 2005 CVRD acquired 99.2% of Canico Resources Corp., for approximately US$ 800 million. In February 2006 the acquisition of all the shares of Canico was completed, and they were withdrawn from trading on the Toronto Stock Exchange.
Canico was the owner of the Onça Puma laterite nickel project in the Brazilian state of Pará, which will be developed by CVRD, simultaneously with the Vermelho nickel project.
•	Ceará Steel project
In December 2005 CVRD announced that it will have a 9% stake in Ceará Steel, a steel project in the state of Ceará, Brazil, whose nominal capacity will be 1.5 million tons per year of steel slabs.
CVRD’s investment will be US$ 25 million, and the project has start-up planned for 2009. CVRD will supply 2.5 million tons of pellets annually to Ceará Steel, which will use it as raw material for 100% of the mill’s needs.
The investment in the Ceará Steel project is part of CVRD’s strategy of promoting the consumption of iron ore through minority stakes in steel projects located in Brazil.
•	First shipment of coal
In January the first shipment of Yongcheng anthracite coal, of 40,000 tons, arrived in Brazil from Henan Longyu Energy Resources Co. Ltd., joint venture between CVRD and Chinese companies, located in China.
This event is an important milestone in CVRD’s strategy to become a player in the global coal market.
•	Sale of stake in Nova Era Silicon
In February, CVRD sold its entire stake in Nova Era Silicon (NES), 49% of the total capital, to JFE Steel Corporation, for US$ 14 million.
This divestment is consistent with CVRD’s strategic guideline for the manganese business, of focusing on manganese ore and manganese ferro alloys production through wholly owned subsidiaries.
•	Sale of stake in the Foz do Chapecó hydroelectric power plant
4Q05

US GAAP
Also in February, CVRD sold its 40% stake in the consortium formed to build and operate the Foz do Chapecó hydroelectric power plant for R$ 9 million.

A NEW PLATEAU OF REVENUES
CVRD’s gross revenue in 2005 was US$ 13.405 billion, an increase of 58.1% over 2004, when gross revenue was US$ 8.479 billion, and 141.7% greater than in 2003, when it was US$ 5.545 billion. The 2005 figure not only is a new record, but indicates a change in the overall scale of the Company, with its revenue exceeding the US$ 10 billion mark for the first time.
The increase of US$ 4.926 billion in 2005 in relation to the previous year was mainly due to the evolution of the metals and mining cycle, with price variations responsible for 81% of the increase.
Gross revenue for 4Q05, also a quarterly record, was US$ 3.746 billion, 54.3% more than in 4Q04.
In 2005 ferrous minerals provided 75.0% of gross revenue, products of the aluminum chain – bauxite, alumina and primary aluminum – 10.5%, logistics services 9.1%, and non-ferrous minerals 5.3%.
Revenues from sales to China more than doubled in 2005, from US$ 996 million in 2004 to US$ 2.016 billion. However, CVRD continues to have good geographical diversification of its sales.
The Americas were the primary destination of CVRD’s sales in 2005, with 36.5% of total revenue. The Brazilian market was responsible for 26.6% of total revenue, and the US 3.1%. Asia, which in 2005 for the first time produced more steel than all the other regions of the world, followed absorbing 29.2% of CVRD sales, overtaking Europe, now with 28.4%.
If we include sales form the Tubarão palletizing joint ventures, which are not consolidated under US GAAP, the share of Americas in total CVRD revenue decreases to 31.4%, with Brazil having a 21.1% share.
GROSS REVENUE BY DESTINATION

US$ million
	4Q04	3Q05	4Q05	2004	%	2005	%

Americas	997	1,294	1,252	3,352	39.5	4,898	36.5
Brazil	678	1,006	894	2,367	27.9	3,565	26.6
USA	134	85	115	389	4.6	417	3.1
Others	185	203	243	596	7.0	916	6.8
Asia	699	1,093	1,282	2,189	25.8	3,917	29.2
China	345	568	738	996	11.7	2,016	15.0
Japan	220	342	349	788	9.3	1,231	9.2
Others	134	183	195	405	4.8	670	5.0
Europe	625	1,015	996	2,552	30.1	3,813	28.4
Rest of the World	107	208	216	386	4.6	777	5.8
Total	2,428	3,610	3,746	8,479	100.0	13,405	100.0
4Q05

US GAAP

COST PRESSURES AND THE EFFORTS TO OVERCOME THEM
Cost of goods sold (COGS) totaled US$ 6.229 billion in 2005, 52.6% more than in 2004. COGS in 4Q05 was US$ 1.829 billion, US$ 621 million, or 51.4% more than in 4Q04.
CVRD, like the other mining and metals companies, is suffering generalized cost pressures derived from the economic cycle, represented by increases in prices of equipment, replacement parts, steel, energy, raw materials and services. The strong appreciation of the Real against the US dollar has increased the scale of these pressures, since approximately 70% of the company’s costs are denominated in Brazilian currency.
The increase in prices of products and services was responsible for 55.7% of the growth in COGS in 2005, while volatility of the exchange rate was responsible for 29.6%, and the higher level of production, 14.7%.
Outsourced services, the main item in COGS, representing 23.8% of it and an increment of US$ 670 million in 2005, contributing for 31.2% of the increase in costs. Changes in the exchange rate and expansion of sales volume respectively contributed US$ 195 million and US$ 124 million to the increase in COGS, respectively. There were also increases of US$ 72 million in expenses on waste removal in the mines, US$ 57 million in rail freight expenses and US$ 43 million in maintenance services – all reflecting the higher prices of contracted services.
In the comparison between 4Q05 and 4Q04, outsourced services added US$ 257 million to the increment of COGS.
In 2005 materials costs increased by US$ 462 million, accounting for 21.5% of the growth in COGS. This increase was influenced by higher prices of replacement parts, such as conveyor belts and tires. In 4Q05 this item totaled US$ 305 million, 50.2% more than in 4Q04.
Expenses on energy totaled US$ 1.086 billion in 2005, or 17.4% of COGS. This was an increase of US$ 325 million compared to 2004, accounting for 15.1% of the enlargement of COGS in 2005. The growth of this item reflected expansion of the Company’s activities and the increases in prices of fuel and electricity.
CVRD’s consumption of electricity grew by 5.3% in 2005, to 17.619 GWh, of which 38% was spent in the production of aluminum and 8.9% on the ferro-alloys operation.
Expenses on electricity in the aluminum smelter Albras, which for technological reasons is CVRD’s most electricity consumption intensive operational unit, increased by 41% from 2004. Higher prices of electricity were responsible for 91% of this increment. The increase of consumption as a result of higher output – from 435,000 tons in 2004 to 446,000 tons – added the remaining 9%.
The average price of fuel oil for CVRD were 21.2% higher yoy, leading to additional expenses on fuels and gases of US$ 184 million.
In 4Q05 the cost of energy was US$ 321 million, 31.6% more than in 4Q04.
Higher prices of iron ore and pellets had an important impact on COGS, since expenditures on acquisition of these products increased by US$ 287 million, 60.5%, in the year. This variation represented 13.4% of the growth in COGS in 2005.
4Q05

US GAAP
The volume of iron ore that CVRD bought from other mining companies was 16.430 million tons, 3.1% more than in 2004. The company also bought, for resale to its clients, 9.655 million tons of pellets from the Tubarão joint ventures (Nibrasco, Itabrasco, Kobrasco and Hispanobras), compared to 9.347 million in 2004.
In 4Q05, the total value of purchases of iron ore and pellets was US$ 215 million, 72.0% more than in 4Q04.
Due to the increase in the value of the Company’s asset base and the appreciation of the Real against the US dollar, the cost of depreciation and amortization grew by US$ 199 million, 53.1%, from 2004, contributing 9.3% to the increase in COGS. Over the period 2002 to 2005, in which US$ 8.9 billion was invested, the Real strengthened by 50.9% against the US dollar, increasing the value of CVRD’s fixed assets from US$ 3.3 billion to US$ 14.1 billion at the end of 2005. As a result, depreciation changed from US$ 205 million in 2002 to US$ 375 million in 2004, and US$ 574 million in 2005.
Personnel expenses, at US$ 514 million in the year, or 8.3% of COGS, were US$ 128 million higher than in the previous year, and responsible for 6.0% of the total increase in costs. The annual raise of 6.5% in employees’ salaries, valid for the period July 2005-June 2006, together with the appreciation of the Real, generated a significant part of this growth.
In 4Q05 personnel expenses totaled US$ 160 million, 48.1% more than in 4Q04.
Sales, general and administrative expenses (SG&A), at US$ 583 million in 2005, were US$ 131 million, 29.0% higher than 2004. This was the result of increases in personnel administrative expenses (US$ 48 million), maintenance expenses (US$ 35 million) and depreciation (US$ 20 million).
SG&A in 4Q05 was US$ 175 million, 31.6% higher than in 4Q04.
Research and development (R&D) expenses reached a record US$ 277 million in 20052, compared to US$ 153 million in 2004 and US$ 82 million in 2003. This increase is derived from execution of the strategy of focus on organic growth, which necessarily means expansion of investments in mineral exploration and feasibility studies on development of mineral deposits in several countries.
The investments in R&D are essential for sustaining the Company’s profitable growth in the long term. In the context of a global and multicommodity program, these investments have been carried out in 11 countries, in all the continents, and through a diversified portfolio of minerals: coal, copper, nickel, manganese, potash, phosphate, bauxite and iron ore.
CVRD has undertaken a number of initiatives for reducing operational costs and capital expenditures combined with the obtaining of efficiency gains.
In energy, CVRD has stakes in five hydroelectric power plants that are in operation, and the take from these — 1,278 GWh in 2005 — makes a reduction in its costs possible. In 2005 the economy reached via energy self production as opposed to acquiring energy through long term contracts is estimated at US$ 45 million. Purchases of electricity have been made in auctions, obtaining in 2005 prices per MWh in average US$ 12 lower than those on long-term contracts. Such alternatives clearly has limitations, but contributes to reduction of the average cost of this input.

[2]	The amount stated for capex on research and development in 2005 in CVRD’s January 26, 2006 press release on its capex program was US$ 290 million. This amount refers to the actual cash disbursements in 2006.
4Q05

US GAAP
In the refining of bauxite into alumina, a cogeneration plant of gas and steam will start operating this year, directly reducing the cost of alumina production by US$ 27 million from 2007 onwards through reduction of energy consumption.
Further, several studies are under way aiming to restructure the energy matrix and adopt energy conservation measures to minimize costs.
Expenses on demurrage – the penalty payments paid for delay in loading of ships at the Company’s port terminals – were US$ 21 million in 4Q05, and US$ 76 million in the whole of 2005, respectively 51.2% and 8.4% lower than in 4Q04 and the whole of 2004, in spite of the growth in volume of shipments.
The procedures put in place to optimize the logistics of iron ore shipment loading have begun to show their first positive effects. For example, in December CVRD achieved dispatch, a premium for loading of vessels before the agreed deadline, at the Ponta da Madeira port terminal.
Demurrage costs are tending to a level considerably lower than those of the last two years. For 2006 we expect demurrage costs per ton shipped in the Company’s maritime terminal to be US$ 0.22, what will represent last than half of the penalties paid in 2004, of US$ 0.45 per ton.
Our excellence programs, which include maintenance, mine operation and execution of capital expenditure projects, will also result in reduction of costs and productivity gains over the coming years.
COST OF GOODS SOLD – BREAKDOWN

US$ million
	4Q04	3Q05	4Q05	2004	%	2005	%

Personnel	108	139	160	386	9.5	514	8.3
Material	203	310	305	664	16.3	1,126	18.1
Fuels	128	164	188	446	10.9	630	10.1
Electric energy	116	109	133	315	7.7	456	7.3
Outsourced services	217	377	474	813	19.9	1,483	23.8
Acquisition of iron ore and pellets	125	216	215	474	11.6	761	12.2
Acquisition of other products	98	83	82	355	8.7	332	5.3
Depreciation and exhaustion	100	161	164	375	9.2	574	9.2
Others	113	86	108	253	6.2	353	5.7
Total	1,208	1,645	1,829	4,081	100.0	6,229	100.0

OPERATIONAL PERFORMANCE IS A RECORD
CVRD’s operational profit, measured by adjusted EBIT, was US$ 5.432 billion in 2005, the highest in the Company’s history. Adjusted EBIT was 73.9% higher than in 2004, led by the US$ 4.726 billion increase in net revenue, partially offset by the US$ 2.148 billion increase in COGS.
Adjusted EBIT in 4Q05 was US$ 1.461 billion, almost double of that of 4Q04, US$ 822 million.
Adjusted EBIT margin was 42.5%, another record, 380 bp more than in the previous year.
In 4Q05 adjusted EBIT margin was 40.6%, 510 bp above that of 4Q04, and 400 bp higher than the average for the last 16 quarters.
4Q05

US GAAP

NEW CASH FLOW RECORD: US$ 6.5 BILLION
CVRD’s cash flow generation in 2005, measured by adjusted EBITDA, at US$ 6.540 billion, was a new record, 75.7% higher than the adjusted EBITDA of US$ 3.722 billion in 2004, and 3.7 times the 2002 adjusted EBITDA of US$ 1.780 billion. This evolution provides a clear view of the change in the dimension of the Company’s activities.
4Q05 was the fifteenth consecutive quarter of growth in last-12-months (LTM) adjusted EBITDA, 13.5% higher than the LTM adjusted EBITDA of 3Q05.
The main factors in the US$ 2.818 billion increase in adjusted EBITDA in 2005 are US$ 2.309 billion growth in adjusted EBIT, US$ 220 million increase in depreciation and US$ 289 million increase in dividends paid by non-consolidated companies.
Dividends received in 2005 totaled US$ 489 million, compared to US$ 200 million in the previous year. The highest payment came from Samarco, which distributed US$ 225 million to CVRD, vs. US$ 100 million in 2004. The Company also received the following dividends: US$ 62 million from Usiminas; US$ 58 million from MRN; US$ 51 million from GIIC; US$ 28 million from CSI; US$ 20 million from Hispanobras; US$ 16 million from Nibrasco; US$ 10 million from Itabrasco; US$ 8 million from Valesul, and US$ 11 million from MRS.
In 2005 the business areas made the following contributions to cash flow: ferrous minerals 84.1%, aluminum 8.4%, logistics 6.3%, and non-ferrous minerals 3.1%. R&D expenditure, not allocated to the business areas, reduced adjusted EBITDA by US$ 277 million.
QUARTERLY ADJUSTED EBITDA

US$ million
	4Q04	3Q05	4Q05	2004	2005

Net operating revenues	2,317	3,445	3,598	8,066	12,792
COGS	(1,208)	(1,645)	(1,829)	(4,081)	(6,229)
SG&A	(133)	(160)	(175)	(452)	(583)
Research and development	(67)	(104)	(85)	(153)	(277)
Other operational expenses	(87)	(131)	(48)	(257)	(271)
Adjusted EBIT	822	1,405	1,461	3,123	5,432

Depreciation, amortization & exhaustion	119	171	183	399	619
Dividends received	60	158	136	200	489

Adjusted EBITDA	1,001	1,734	1,780	3,722	6,540

FINANCIAL RESULT
CVRD posted net financial expenses of US$ 138 million in 2005, an improvement of US$ 386 million from 2004.
The change resulted from favorable movements in the three components of this account: financial revenues, financial expenses and monetary variations.
Financial revenue increased from US$ 82 million in 2004 to US$ 123 million in 2005, reflecting higher interest rates and higher annual average cash balance.
Financial expenses decreased by US$ 111 million, down from US$ 671 million in 2004 to US$ 560 million in 2005. The main driver for this decline was lower
4Q05

US GAAP
average debt, reduced from US$ 4.372 billion in 2004 to US$ 4.095 billion in 2005, reducing interest expenses by US$ 57 million, and the reduction in losses on derivatives hedging against volatility of aluminum prices, of US$ 23 million.
Monetary variations contributed for an improvement in the financial result, adding US$ 234 million, due to the 20.2% appreciation of the Real against the US dollar from 2004 to 2005.
Comparing 4Q05 with 4Q04, there was a negative variation of US$ 394 million, from revenue of US$ 58 million in 4Q04 to expense of US$ 336 million in 4Q05.
Monetary variations had a negative effect of US$ 441 million on the result, since the Real was in fact weaker in the end of the 4Q05 than in the end of 4Q04. A US$ 57 million reduction in financial expenses compensated the decline of financial revenues by US$ 10 million.

EQUITY INCOME
Equity income from subsidiaries totaled US$ 760 million, 40.2% or US$ 218 million higher than in 2004.
In 4Q05 equity income was US$ 213 million, vs. US$ 79 million in 4Q04.
Of total equity income in 2005, companies in the ferrous minerals business contributed with 57.2%, steel companies 25.9%, companies in the aluminum production chain 8.5%, and logistics operations 7.1%.
Among the pelletizing joint ventures, Samarco considerably increased its contribution, from US$ 117 million in 2004 to US$ 257 million in 2005. The total of equity income from the investments in these companies – Nibrasco, Hispanobras, Kobrasco, Itabrasco, GIIC and Samarco – was US$ 438 million, 155% more than in 2004.
Equity income from the aluminum business declined to US$ 65 million in 2005 from US$ 71 million in 2004. While the contribution of MRN increased from US$ 57 million to US$ 64 million, that of Valesul fell from US$ 14 million to US$ 1 million, reflecting the strong negative impact of the growth of electricity cost.
CVRD’s investment in Henan Longyu Energy Resources Ltd., the Chinese producer of anthracite coal, produced equity income of US$ 9 million in 2005.
The investments in logistics companies returned US$ 54 million in 2005, vs. US$ 33 million in 2004.
Equity income from holdings in the steel industry was US$ 197 million in 2005, vs. US$ 271 million in 2004.
RESULT FROM SHAREHOLDINGS

R$ million
	4Q04	3Q05	4Q05	2004	%	2005	%

Iron Ore and Pellets	55	127	128	170	31.4	435	57.2
Aluminum, Alumina and Bauxite	19	15	14	71	13.1	65	8.6
Logistics	11	17	15	33	6.1	54	7.1
Steel	95	35	47	271	50.0	197	25.9
Coal	—	—	9	—	0.0	9	1.2
Others	(1)	—	—	(3)	(0.6)	—	0.0
Total	179	194	213	542	100.0	760	100.0
4Q05

US GAAP

RECORD NET EARNINGS: US$ 4.8 BILLION
CVRD’s 2005 net earnings, of US$ 4.841 billion, was 88.1% higher than the 2004 net earnings of US$ 2.573 billion.
As well as its scale – this is the largest net earnings in CVRD’s history – the highly positive qualitative aspect of this result should also be emphasized: CVRD is simultaneously investing record amounts in its own growth, laying down the basis for future profitability.
Main components of the net earnings figure were: (a) an increase of US$ 2.309 billion in operational profit; (b) an improvement of US$ 386 million in financial result; and (c) an increase of US$ 218 million in equity income.
Gains on sales of assets were US$ 278 million lower in the year. In 2004, the divestment of CST contributed US$ 404 million to profit, while in 2005 QCM was sold for US$ 126 million.
The 4Q05 net earnings of US$ 1.196 billion suffered the effect of a perverse combination of oscillations of the BRL/USD exchange rate. The Real was 5% weaker at the end of 4Q05 than at the end of 3Q05, resulting in the accounting of negative monetary variations. On the other hand, on the basis of the average exchange rates in the two quarters, the Real was 4.1% stronger against the dollar, also reducing profit in 4Q05 – in this case, through higher costs.

CONCILIATING CAPEX, DIVIDENDS AND FINANCIAL STRENGTH
One of the greatest challenges for a company that is growing is to conciliate financing of capital expenditure, distribution of dividends and maintenance of a level of financial health that will ensure good risk perception by the capital markets.
CVRD’s strong cash generation has enabled it to finance its growth initiatives, allowing the projects to be assessed and approved in accordance with their merit. At the same time, it has been possible to make a good distribution of dividends to shareholders. In the last five years investments and dividends paid totaled approximately US$ 15 billion. Simultaneously there was a strengthening of the balance sheet.
Breaking paradigms, CVRD obtained the Investment Grade rating in 2005 from three of the most respected rating agencies in the world: Standard & Poor’s (BBB), Moody’s (Baa3) and Dominion (BBB low).
Leverage and interest coverage indicators improved considerably in 2005, evidencing CVRD’s financial strength.
Gross debt/adjusted EBITDA fell from 1.10x on December 31, 2004 to 0.77x on December 31, 2005. Total debt/enterprise valued fell from 11.8% to 10.1%. Interest coverage, measured by adjusted EBITDA/interest paide, increased, from 12.41x at the end of 2004 to 25.95x at the end of 2005.
Total debt on December 31, 2005 was US$ 5.010 billion, an increase of US$ 922 million from the debt of US$ 4.088 billion at December 31, 2004.
4Q05

US GAAP
Net debtf at the end of 2005 was US$ 3.969 billion, with a cash position of US$ 1.041 billion. Besides its cash holding, CVRD has the potential for additional liquidity provided by committed bank credit lines in the amount of US$ 750 million.
The average debt maturity on December 31, 2005 was 7.89 years, compared to 6.83 years at the end of 2004. 60% of the debt was at floating rates and 40% at fixed rates. Because prices of aluminum and copper both vary in the same direction as the Libor rate, there is a natural hedge against oscillations in floating interest rates.
The Company’s debt management policy aims to reduce its refinancing costs and risks. In this context, the development of liquid markets for its bonds and maintaining of a dynamic posture in relation to management of liabilities are very important.
In October 2005 CVRD again issued bonds, due in 2034 and 8.25% annual coupon, totaling US$ 300 million. This increased the amount maturing in that year to US$ 800 million, providing good liquidity conditions for investors, helping to increase the bonds’ attractiveness.
In January 2006 the CVRD 2016 bond was issued, with 10-year tenor, 6.250% annual coupon and yield to investors of 6.254% per year, for a total of US$ 1.0 billion, its cost already reflecting the improvement of risk perception expressed by the award of Investment Grade rating. Since its issuance, CVRD 2016 has risen in value, with the yield to maturity converging gradually towards 6.0%.
Over the period from 4Q04 to the beginning of 2006, CVRD repurchased debt with higher interest rates and lower duration in the amount of US$ 600 million. For example, more recently, and simultaneously with the issue of CVRD 2016, the Company bought US$ 176 million of the CVRD 2013 bond, with coupon of 9.000% per year.
FINANCIAL EXPENSES

US$ million
	4Q04	3Q05	4Q05	2004	2005

Financial expenses on:
Debt with third parties	(63)	(69)	(32)	(259)	(206)
Debt with related parties	—	2	(2)	(10)	(6)
Total debt-related financial expenses	(63)	(67)	(34)	(269)	(212)

	4Q04	3Q05	4Q05	2004	2005

Gross interest on:
Tax and labour contingencies	(11)	(27)	(12)	(37)	(62)
Tax on financial transactions (CPMF)	(11)	(15)	(19)	(38)	(59)
Derivatives	(67)	(64)	(113)	(134)	(116)
Others	(106)	(43)	(23)	(193)	(111)
Total gross interest	(195)	(149)	(167)	(402)	(348)

Total	(258)	(216)	(201)	(671)	(560)
DEBT INDICATORS

US$ million
	4Q04	3Q05	4Q05

Gross debt	4,088	3,942	5,010
Net debt	2,839	2,707	3,969
Gross debt / adjusted LTM EBITDA (x)	1.10	0.68	0.77
Adjusted LTM EBITDA / LTM interest expenses (x)	12.41	21.03	25.95
Gross debt / EV (x)	0.12	0.08	0.10
Enterprise Value = market capitalization + net debt
4Q05

US GAAP

PERFORMANCE OF THE BUSINESS SEGMENTS
•	Ferrous minerals
The vigorous growth in global demand for iron ore and pellets and the expansion of CVRD’s production, resulting from the conclusion of projects and productivity gains, has enabled it to return successive record sales volumes. The volume of ferrous minerals shipped in 2005, at 255.171 million tons, was the highest in the Company’s history, and 10.4% more than in the previous year.
CVRD’s 4Q05 sales of iron ore and pellets, 67.729 million tons, were a quarterly record.
2005 sales of iron ore totaled 226.679 million tons, and sales of pellets 28.492 million tons, respectively 11.4% and 3.6% more than in 2004.
CVRD’s purchases of iron ore from small mining companies operating in the “Iron Quadrilateral” in the state of Minas Gerais, to complement its own production and meet the growing demand from clients, increased by 3.2%, to 16.430 million tons in 2005. CVRD regularly buys pellets from its joint ventures at Tubarão to re-sell to clients, and this volume increased from 9.347 million tons in 2004 to 9.655 million in 2005.
In 2005 China bought 54.157 million tons of iron ore from CVRD, 21.2% of CVRD’s total sales volume. This compares with 17.8% in 2004. Japan bought 24.814 million tons, 9.7% of total sales; Germany 24.164 million tons, 9.5%; France 4.4%, South Korea 3.9% and Italy 3.5%.
Sales to Brazilian producers of steel and pig iron totaled 36.023 million tons, 14.1% of total shipments. Sales to the pelletizing joint ventures of Tubarão were 21.576 million tons, 8.5% of the total, which after transformation into pellets are mainly sold to other countries.
The average sale price of iron ore in 2005, US$ 32.63 per ton, was 66.2% higher than in 2004. For pellets the average price was US$ 70.79 per ton, 77.8% higher than in 2004.
Note that as a general rule, price increases take effect in January only for Western clients. For the Asian market, price renewal follows the Japanese fiscal year, running from April through March of the following year.
Total shipments in 4Q05 were a quarterly record, at 67.729 million tons, made up of 59.190 million tons of iron ore and 8.579 million ton of pellets. The volume of pellets sold in 4Q05 was 34.4% higher than in 3Q05, when, due to factors associated with Hurricane Katrina and the reprogramming of shipments, only 6.381 million tons were shipped.
In 4Q05 the average sale price of iron ore, US$ 35.08 was 69.6% higher than in 4Q04. In pellets, the average price in 4Q05 was US$ 72.62, 79.0% higher than in 4Q04.
In contrast with the other mineral products, there was an excess of supply in the manganese alloys market, due to producers’ over response to the stimulus given by price increases, which resulted in growth of 18.6% in production in 2004. As a result there was a reduction in the price of alloys in 2005, beginning in the last quarter, and production cuts, starting in the second quarter. Manganese ore, mainly
4Q05

US GAAP
used in producing alloys, suffered the negative effect of the price movements after a lag of approximately six months.
CVRD’s shipments of manganese ore totaled 907,000 tons in 2005, 9.5% less than in 2004, for average sale price of US$ 84.90, still 11.9% higher than in 2004.
In the last quarter of 2005, 244,000 tons were sold 24.5% less than in 4Q04, which posted a quarterly sales record of 323,000 tons. At the end of 2004 the demand for manganese benefited from the strong expansion of production of alloys.
The average price of manganese ore in 4Q05, US$ 73.77 per ton, was in line with that of 3Q05, but 33.8% lower than in 4Q04, US$ 111.46 per ton.
Sales of ferro-alloys totaled 529,000 tons in 2005, 14.1% less than in 2004, and average price, at US$ 846.88, was 11.5% less than in 2004, but 54.6% more than in 2003.
Sales in 4Q05, at 119,000 tons, were 4.0% lower than in 4Q04 by volume.
After three quarters of declining prices, the average price of ferro-alloys computed by CVRD in 4Q05 recovered, to US$ 731.09, or 18.2% more than 3Q05. This reflected the improvement in market prices, caused by the reduction in global output – of 7% in 3Q05 and 8.2% in 4Q05 – and the change in the mix of products sold, with more FeMcMn and FeSiMn, alloys for which prices are higher than FeHcMn.
Revenues from ferrous minerals – iron ore, pellets, manganese and ferro-alloys – in 2005 totaled US$ 10.050 billion, 72.0% more than in 2004, when they were US$ 5,844 billion. Price increases accounted for 81.0% of the increase in revenue, and the increment in quantity shipped accounted for the remaining 19%.
Sales revenue from iron ore was US$ 7.396 billion, revenue from pellets US$ 2.017 billion, from operation of the Tubarão pelletizing plants US$ 66 million, from manganese ore US$ 77 million and ferro-alloys US$ 448 million.
Adjusted EBIT margin was 49.7%, 740 bp more than the 42.3% adjusted EBIT margin of 2004.
2005 adjusted EBITDA was US$ 5.497 billion, 107.9% more than in 2004.
FERROUS MINERALS

	4Q04	3Q05	4Q05	2004	2005

Adjusted EBIT margin (%)	40.5%	50.7%	48.0%	42.3%	49.7%
Adjusted EBITDA (US$ million)	738	1,541	1,595	2,644	5,497
•	Aluminum
The strong growth in Chinese consumption of alumina, resulting in imports of 7 million tons in 2005, helped to increase the mismatch between global supply and demand, keeping spot prices high. The prices of primary aluminum, which have not accompanied with the same intensity the rise in metal prices, varied widely during the year, falling to US$ 1,700 per ton in July, but finally reaching their highest level in the last 16 years, in December, at around US$ 2,300 per ton.
CVRD sold 1.904 million tons of bauxite in 2005, 8.3% less than in 2004, with average sale price of US$ 28.36 per ton, 11.1% more than in 2004.
4Q05 shipments totaled 700,000 tons, with average price of US$ 30.00 per ton.
4Q05

US GAAP
The volume of alumina sold in 2005 was 1.828 million tons, 2.2% more than the 1.788 million tons sold in 2004. Average price, of US$ 290.48/ton, was 13.4% higher than in 2004, US$ 256.15 per ton.
Since the greater part of CVRD’s sales are associated to long-term contracts, the increase of market prices is not entirely reflected in its average realizaed prices. However, as new contracts are signed, the higher alumina price levels are transmitted to its pricing in the form of higher percentages of the LME aluminum price.
Sales of primary aluminum, of 447,000 tons in 2005, were a record, 17,000 tons more than the previous record of 2004. This achievement was possible due to operational improvements made at the Barcarena plant which enabled the increase in production capacity.
CVRD’s average sale price for aluminum in 2005, US$ 1,841.16/ton, was 9.2% higher than in 2004.
Revenue from sales of bauxite, alumina and aluminum in 2005 totaled US$ 1.408 billion vs. US$ 1.250 billion in 2004.
In spite of the increase in net revenue, the increase in operational costs and depreciation caused a reduction in adjusted EBIT margin, from 41.7% in 2004 to 31.7%. The appreciation of the Real against the US dollar and the increase in prices of electricity, caustic soda, coke and calcining oil all worked against the profitability of the operations in the aluminum production chain.
2005 adjusted EBITDA was US$ 551 million, US$ 55 million less than in the previous year.
ALUMINUM

	4Q04	3Q05	4Q05	2004	2005

Adjusted EBIT margin (%)	35.3%	25.3%	30.7%	41.6%	31.7%
Adjusted EBITDA (US$ million)	149	111	122	606	551
•	Non-ferrous minerals
The rate of growth in global demand for potash decreased in the second half of 2005, reflecting reduction of consumption in some countries of Asia and in Brazil, due to problems with farm crops. A strong recovery in the harvest is expected in Brazil in 2006, especially of soy, which should reactivate expansion of demand for CVRD’s product.
Conclusion of the project to expand capacity of production at the Taquari-Vassouras mine to 850,000 tons will enable sales to be increased in 2006.
CVRD’s sales of potash in 2005 totaled 640,000 tons, an annual record, 1.6% more than in 2004.
The average selling price was US$ 232.81 per ton, 18.3% more than in 2004, and US$ 232.95 per ton in 4Q05, 9.82% more than in 4Q04.
In 4Q05 CVRD sold 176,000 tons of potash, 6.7% more than in 4Q04, with an average price of US$ 232.95 per ton.
Revenue from potash in 2005 was US$ 149 million, 20.2% more than in 2004, US$ 124 million.
4Q05

US GAAP
The volume of kaolin sold in 2005, 1.218 million tons, was almost the same as in 2004, 1.208 million tons. The average price of kaolin was 7.0% higher, up from US$ 135.76 per ton in 2004, to US$ 145.32 per ton. As a result revenue increased to 7.9%, at US$ 177 million, in 2005.
In the first full year of operation of the Sossego mine, CVRD sold 398,000 tons of copper concentrate, for an average price of US$ 982 per ton, producing revenue of US$ 391 million in 2005.
The relatively small size of CVRD’s non-ferrous minerals operations creates a certain volatility in their operational results, due to the sensitivity to fluctuations in the prices of products and inputs, and in the BRL/USD exchange rate.
The increase in revenue, resulting from higher price levels and growth in volume of sales of copper concentrate, was fully offset by the increase in costs and depreciation, causing a reduction in the EBIT margin of the non-ferrous area, from 41.7% in 2004 to 23.7% in 2005.
Adjusted EBITDA of the non-ferrous minerals division was US$ 200 million, vs. US$ 176 million in 2004.
NON FERROUS MINERALS

	4Q04	3Q05	4Q05	2004	2005

Adjusted EBIT margin (%)	46.2%	8.0%	26.4%	41.7%	23.7%
Adjusted EBITDA (US$ million)	107	36	79	176	200
•	Logistics
The CVRD railroads – Carajás, Vitória a Minas and Centro-Atlântica – transported 26.885 billion ntk of general cargo for clients in 2005, in line with 2004 leves of 26.734 billion ntk. The main cargos transported were inputs and products for the steel industry, 44.2%, agricultural products, mainly soy, sugar and fertilizers, 37.8%; and construction industry inputs and forest products, 8.0%.
The halt in the rapid growth of railroad transportation in recent years – averaging 8% per year over the period 2001 to 2004 – was the result of a 3.9% reduction in Brazilian steel output, the partial failure of the farm crop, and the new decision on the profile of cargo transported, with less haulage of petrochemicals. Even so, CVRD increased its share in the transport of soy for export from 16% to 18%, of fertilizers from 7% to 9%. The transportation of petrochemicals is being replaced by containers, including, for example, transport of electronics.
At the CVRD’s ports and maritime terminals were handled 30.681 million tons of general cargo, vs. 28.741 million in 2004. The ninth grain storage facility at the TPD (Sundry Products Terminal) in Tubarão, and the fourth silo in the Ponta da Madeira maritime terminal, started operating in 2005.
Logistics services generated revenue of US$ 1,216 billion in 2005, 38.7% more than in 2004.
Railroad haulage of general cargo produced revenue of US$ 881 million, 72.5% of the division’s total. Port services added US$ 204 million, and coastal shipping and port support services US$ 131 million.
Adjusted EBIT margin was 22.4%, slightly higher than the 21.9% obtained in 2004.
4Q05

US GAAP
2005 adjusted EBITDA was US$ 414 million in 2005, 21.1% more than the 2004 adjusted EBITDA of US$ 342 million.
LOGISTICS

	4Q04	3Q05	4Q05	2004	2005

Adjusted EBIT margin (%)	8.2%	27.6%	8.6%	21.9%	22.4%
Adjusted EBITDA (US$ million)	68	114	80	342	414
VOLUME SOLD, PRICES AND REVENUES
VOLUME SOLD: IRON ORE AND PELLETS

thousands of tons
	4Q04	3Q05	4Q05	2004	%	2005	%

Iron ore	54,748	58,879	59,150	203,536	88.1	226,679	88.8
Pellets	7,076	6,381	8,579	27,507	11.9	28,492	11.2
Total	61,824	65,260	67,729	231,043	100.0	255,171	100.0
VOLUME SOLD: MINERALS AND METALS

thousands of tons
	4Q04	3Q05	4Q05	2004	2005

Manganese ore	323	271	244	1,002	907
Ferro-alloys	124	131	119	616	529
Alumina	462	507	441	1,788	1,828
Primary aluminum	113	112	116	430	447
Bauxite	514	368	700	2,076	1,904
Potash	165	197	176	630	640
Kaolin	311	280	355	1,208	1,218
Copper concentrates	139	96	112	269	398
IRON ORE AND PELLET SALES BY DESTINATION

thousands of tons
	4Q04	3Q05	4Q05	2004	%	2005	%

EU	18,356	18,884	16,856	69,558	30.1	73,159	28.7
Germany	7,022	6,124	5,758	24,512	10.6	24,164	9.5
France	2,806	2,977	3,034	11,364	4.9	11,285	4.4
Belgium	2,021	1,961	2,005	8,022	3.5	7,652	3.0
Italy	2,091	2,915	832	8,151	3.5	8,815	3.5
Others	4,416	4,907	5,227	17,509	7.6	21,243	8.3
China	12,673	14,301	17,252	41,045	17.8	54,157	21.2
Japan	2,515	6,330	6,542	20,773	9.0	24,814	9.7
South Korea	2,477	2,647	3,726	9,614	4.2	10,065	3.9
Middle East	2,155	2,244	2,030	7,073	3.1	7,651	3.0
USA	1,384	878	1,710	5,467	2.4	4,947	1.9
Brazil	14,371	14,749	14,243	55,676	24.1	57,599	22.6
Steel mills and pig iron producers	9,232	8,975	9,190	35,892	15.5	36,023	14.1
Pelletizing joint ventures	5,139	5,774	5,053	19,784	8.6	21,576	8.5
RoW	7,894	5,227	5,370	21,837	9.5	22,779	8.9
Total	61,824	65,260	67,729	231,043	100.0	255,171	100.0
LOGISTICS SERVICES – GENERAL CARGO

	4Q04	3Q05	4Q05	2004	2005

Railroads (million ntk)	6,306	7,789	5,999	26,734	26,885
Ports (thousand tons)	7,097	8,349	7,641	28,741	30,681
4Q05

US GAAP
AVERAGE PRICES REALIZED

US$/ton
	4Q04	3Q05	4Q05	2004	2005

Iron ore	20.69	35.07	35.08	19.63	32.63
Pellets	40.56	79.92	72.62	39.81	70.79
Manganese	111.46	73.80	73.77	75.85	84.90
Ferro alloys	1,346.77	618.32	731.09	956.49	846.88
Alumina	305.19	287.97	315.19	256.15	290.48
Aluminum	1,725.66	1,803.57	1,870.69	1,686.05	1,841.16
Bauxite	25.29	27.17	30.00	25.53	28.36
Potash	212.12	238.58	232.95	196.83	232.81
Kaolin	144.69	150.00	143.66	135.76	145.32
Copper concentrates	769.78	958.33	1,169.64	747.21	982.41
GROSS REVENUE BY PRODUCT

US$ million
	4Q04	3Q05	4Q05	2004	%	2005	%

Ferrous-minerals	1,647	2,706	2,832	5,844	68.9	10,050	75.0
Iron ore	1,133	2,065	2,075	3,995	47.1	7,396	55.2
Pellet plant operation services	14	19	21	53	0.6	66	0.5
Pellets	287	510	623	1,095	12.9	2,017	15.0
Manganese ore	36	20	18	76	0.9	77	0.6
Ferro-alloys	167	81	87	589	6.9	448	3.3
Others	10	11	8	36	0.4	46	0.3
Non ferrous minerals	187	181	223	489	5.8	717	5.3
Potash	35	47	41	124	1.5	149	1.1
Kaolin	45	42	51	164	1.9	177	1.3
Copper concentrates	107	92	131	201	2.4	391	2.9
Aluminum products	354	358	377	1,250	14.7	1,408	10.5
Primary aluminum	195	202	217	725	8.6	823	6.1
Alumina	141	146	139	458	5.4	531	4.0
Bauxite	13	10	21	53	0.6	54	0.4
Others	5	0	0	14	0.2	—	—
Logistics services	234	359	309	877	10.3	1,216	9.1
Railroads	162	267	223	613	7.2	881	6.6
Ports	43	60	50	151	2.0	204	1.5
Shipping	29	32	36	114	1.1	131	1.0
Others	6	6	5	19	0.2	14	0.1
Total	2,428	3,610	3,746	8,479	100.0	13,405	100.0
RENTABILIDADE E GERAÇÃO DE CAIXA
ADJUSTED EBIT MARGIN BY BUSINESS AREA

	4Q04	3Q05	4Q05	2004	2005

Ferrous minerals	40.5%	50.7%	48.0%	42.3%	49.7%
Non ferrous minerals	46.2%	8.0%	26.4%	41.7%	23.7%
Aluminum	35.3%	25.3%	30.7%	41.6%	31.7%
Logistics	8.2%	27.6%	8.6%	21.9%	22.4%
Total	35.5%	40.8%	40.6%	38.7%	42.5%
4Q05

US GAAP
ADJUSTED EBITDA BY BUSINESS AREA

US$ million
	4Q04	3Q05	4Q05	2004	%	2005	%

Ferrous minerals	738	1,541	1,595	2,644	71.0	5,497	84.1
Non-ferrous minerals	107	36	79	176	4.7	200	3.1
Logistics	68	114	80	342	9.2	414	6.3
Aluminum	149	111	122	606	16.3	551	8.4
Others	(61)	(68)	(96)	(46)	-1.2	(122)	-1.9
Total	1,001	1,734	1,780	3,722	100.0	6,540	100.0

CONFERENCE CALL AND WEBCAST
CVRD will hold its conference call and webcast on Wednesday, March 08, at 12:00 pm Rio de Janeiro time, 10:00 am Eastern Standard Time and 3:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, Investor Relations section. A recording of the call and webcast will be available on the website for 90 days following March 08.

SELECTED FINANCIAL INDICATORS FOR THE MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the principal non-consolidated companies are available in CVRD’s quarterly financial statements, on its website www.cvrd.com.br, in the Investor Relations section.
4Q05

US GAAP
FINANCIAL STATEMENTS

US$ million
	4Q04	3Q05	4Q05	2004	2005

Gross operating revenues	2,428	3,610	3,746	8,479	13,405
Taxes	(111)	(165)	(148)	(413)	(613)
Net operating revenue	2,317	3,445	3,598	8,066	12,792
Cost of goods sold	(1,208)	(1,645)	(1,829)	(4,081)	(6,229)
Gross profit	1,109	1,800	1,769	3,985	6,563
Gross margin (%)	47.9	52.2	49.2	49.4	51.3
Selling, general and administrative expenses	(133)	(160)	(175)	(452)	(583)
Research and development expenses	(67)	(104)	(85)	(153)	(277)
Employee profit-sharing	(22)	(24)	(32)	(69)	(97)
Others	(65)	(107)	(16)	(188)	(174)
Operating profit	822	1,405	1,461	3,123	5,432
Financial revenues	41	36	31	82	123
Financial expenses	(258)	(216)	(201)	(671)	(560)
Monetary variation	275	163	(166)	65	299
Gains on sale of affiliates	90	126	—	404	126
Tax and social contribution (Current)	(10)	(172)	(92)	(433)	(754)
Tax and social contribution (Deferred)	(386)	(102)	36	(316)	(126)
Equity income and provision for losses	179	194	213	542	760
Minority shareholding participation	(32)	(117)	(86)	(223)	(459)
Net earnings	721	1,317	1,196	2,573	4,841
Earnings per share	0.63	1.14	1.04	2.23	4.20
BALANCE SHEET

US$ million
	12/31/04	09/30/05	12/31/05

Assets
Current	3,890	5,006	4,775
Long-term	1,603	2,078	2,031
Fixed	10,222	15,019	15,838
Total	15,715	22,103	22,644
Liabilities
Current	2,455	2,964	3,325
Long term	5,869	6,934	7,342
Shareholders’ equity	7,391	12,205	11,977
Paid-up capital	3,707	6,366	6,366
Reserves	3,684	5,839	5,611
Total	15,715	22,103	22,644
4Q05

US GAAP
CASH FLOW STATEMENT

US$ million
	4Q04	3Q05	4Q05	2004	2005

Cash flows from operating activities:
Net income	721	1.317	1.196	2.573	4.841
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	119	171	183	399	619
Dividends received	60	158	136	200	489
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(179)	(194)	(213)	(542)	(760)
Deferred income taxes	386	102	(36)	316	126
Provisions for contingencies	42	10	18	137	27
Impairment of property, plant and equipment	4	18	0	34	26
Gain on sale of investment	(90)	(126)	—	(404)	(126)
Foreign exchange and monetary losses	(106)	(201)	235	112	(237)
Net unrealized derivative losses	66	65	126	134	101
Minority interest	32	117	86	223	459
Net interest payable	38	12	14	93	62
Others	(70)	(15)	(62)	(123)	(159)
Decrease (increase) in assets:
Accounts receivable	57	281	(133)	(98)	(416)
Inventories	(95)	(44)	(24)	(216)	(138)
Others	(76)	(441)	63	(78)	(639)
Increase (decrease) in liabilities:
Suppliers	288	(21)	113	230	279
Payroll and related charges	22	22	40	28	40
Income Tax	(22)	396	(229)	348	413
Others	(126)	161	3	105	154
Net cash provided by operating activities	1.071	1.788	1.516	3.471	5.161
Cash flows from investing activities:
Loans and advances receivable	(14)	26	63	36	88
Guarantees and deposits	(21)	(32)	(7)	(111)	(59)
Additions to investments	(15)	0	(12)	(34)	(103)
Additions to property, plant and equipment	(877)	(1.302)	(1.237)	(2.022)	(3.977)
Proceeds from disposals of investment	164	126	—	579	126
Proceeds from disposals of property, plant and equipment	7	1	12	11	16
Net cash used to acquire subsidiaries	—	0	(737)	0	(737)
Net cash used in investing activities	(756)	(1.181)	(1.918)	(1.541)	(4.646)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(100)	(194)	(129)	(60)	(86)
Loans	(18)	(17)	3	(6)	(33)
Long-term debt	116	22	1.386	1.051	1.772
Repayments of long-term debt	(390)	(156)	(140)	(1.286)	(884)
Interest attributed to stockholders	(518)	0	(800)	(787)	(1.300)
Net cash used in financing activities	(910)	(345)	320	(1.088)	(531)
Increase (decrease) in cash and cash equivalents	(595)	262	(82)	842	(16)
Effect of exchange rate changes on cash and cash equivalents	(95)	17	(112)	(204)	(192)
Initial cash in new consolidated subsidiaries	0	0	—	26	0
Cash and cash equivalents, beginning of period	1.939	956	1.235	585	1.249
Cash and cash equivalents, end of period	1.249	1.235	1.041	1.249	1.041
Cash paid during the period for:
Interest on short-term debt	(3)	(1)	(8)	(5)	(9)
Interest on long-term debt	(82)	(71)	(55)	(295)	(243)
Income tax	(108)	(202)	(29)	(108)	(481)
Non-cash transactions
Income tax paid with credits	0	(16)	(65)	(100)	(161)
Interest capitalized	(9)	(10)	(52)	(31)	(86)
4Q05

US GAAP

APPENDIX
Reconciliation of “non-GAAP” information with corresponding US GAAP figures
(a) Adjusted EBIT

US$ million
	4Q04	3Q05	4Q05	2004	2005

Net operating revenues	2,317	3,445	3,598	8,066	12,792
COGS	(1,208)	(1,645)	(1,829)	(4,081)	(6,229)
SG&A	(133)	(160)	(175)	(452)	(583)
Research & development	(67)	(104)	(85)	(153)	(277)
Other operating expenses	(87)	(131)	(48)	(257)	(271)
Adjusted EBIT	822	1,405	1,461	3,123	5,432
(b) Adjusted EBITDA
The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:
RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

US$ million
	4Q04	3Q05	4Q05

Operating cash flow	1,071	1,788	1,528
Income tax	10	172	92
Monetary and foreign exchange losses	(169)	38	(8)
Financial expenses	179	103	30
Net working capital	(48)	(354)	94
Others	(42)	(13)	44
Adjusted EBITDA	1,001	1,734	1,780
4Q05

US GAAP
(c) Gross debt / last 12 months adjusted EBITDA

	4Q04	3Q05	4Q05

Total debt / adjusted LTM EBITDA (x)	1.10	0.68	0.77
Total debt / LTM operating cash flow (x)	1.18	0.83	0.61
(d) Total debt / enterprise value

	4Q04	3Q05	4Q05

Total debt / EV (x)	0.12	0.08	0.10
Total debt / total assets (x)	26.01	17.83	22.14
Entreprise value = net debt + market capitalization
(e) Adjusted LTM EBITDA / LTM interest expenses

	4Q04	3Q05	4Q05

Adjusted LTM EBITDA / LTM interest expenses (x)	12.41	21.03	25.95
LTM operating income / LTM interest expenses (x)	10.41	17.49	21.56
(f) Net debt
RECONCILIATION BETWEEN GROSS DEBT VS, NET DEBT

US$ million
	4Q04	3Q05	4Q05

Gross debt	4,088	3,942	5,010
Cash and cash equivalents	1,249	1,235	1,041
Net debt	2,839	2,707	3,969
This release may include statements that present the company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian economy and the capital markets, which are volatile and may be affected by developments in other countries; the iron ore business and its dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the company, please consult the reports filed with the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.
4Q05

COMPANHIA VALE DO RIO DOCE

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3

Consolidated Statements of Income for the three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003	F-6

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2005, September 30, 2005 and December 31, 2004 and for the years ended December 31, 2005, 2004 and 2003
F-7

Notes to the Consolidated Financial Statements	F-8

Supplemental Financial Information	S-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of Companhia Vale do Rio Doce
In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity, present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2003 financial statements of certain affiliates, the investments in which generated equity in earnings of US$157 million. Also, we did not audit the 2003 financial statements of certain majority-owned subsidiaries which presented total revenues of US$839 million. The financial statements of these affiliates and subsidiaries were audited by other auditors whose reports there on have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts for these affiliates and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above. We have not audited the financial information relating to quarterly consolidated statements of income, of cash flows, of changes in stockholders’ equity and related explanatory notes included in the consolidated financial statements.
As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
March 6, 2006

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31,
	2005	2004
Assets
Current assets
Cash and cash equivalents	1,041	1,249
Accounts receivable
Related parties	159	124
Unrelated parties	1,490	905
Loans and advances to related parties	22	56
Inventories	1,142	849
Deferred income tax	186	203
Recoverable taxes	362	285
Others	373	219

	4,775	3,890

Property, plant and equipment, net	14,166	9,063
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,672	1,159
Other assets
Goodwill on acquisition of subsidiaries	548	486
Loans and advances
Related parties	4	55
Unrelated parties	61	56
Prepaid pension cost	308	170
Deferred income tax	—	70
Judicial deposits	568	531
Unrealized gain on derivative instruments	1	4
Advances to suppliers — energy	311	98
Others	230	133

	2,031	1,603

TOTAL	22,644	15,715

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	As of December 31,
	2005	2004
Liabilities and stockholders’ equity
Current liabilities
Suppliers	1.110	689
Payroll and related charges	229	141
Current portion of long-term debt — unrelated parties	1.218	730
Short-term debt	15	74
Loans from related parties	62	52
Provision for income taxes	297	459
Others	394	310

	3.325	2.455

Long-term liabilities
Employees post-retirement benefits	241	215
Long-term debt — unrelated parties	3.714	3.214
Loans from related parties	1	18
Provisions for contingencies (Note 18 (b))	1.286	914
Unrealized loss on derivative instruments	260	236
Deferred income tax	2	—
Provisions for environmental liabilities	225	134
Others	395	350

	6.124	5.081

Minority interests	1.218	788

Stockholders’ equity
Preferred class A stock — 1,800,000,000 no-par-value shares authorized and 415,727,739 issued	2.150	1.176
Common stock — 900,000,000 no-par-value shares authorized and 749,949,429 issued	3.806	2.121
Treasury stock — 11,458 (2004 - 11,951) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(2.729)	(3.774)
Appropriated retained earnings	4.357	4.143
Unappropriated retained earnings	3.983	3.315

	11.977	7.391

TOTAL	22.644	15.715

See notes to consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three months ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2005	30, 2005	31, 2004	2005	2004	2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	3,055	2,887	1,834	10,767	6,333	4,060
Revenues from logistic services	309	359	234	1,216	877	604
Aluminum products	377	358	354	1,408	1,250	852
Other products and services	5	6	6	14	19	29

	3,746	3,610	2,428	13,405	8,479	5,545
Taxes on revenues	(148)	(165)	(111)	(613)	(413)	(195)

Net operating revenues	3,598	3,445	2,317	12,792	8,066	5,350

Operating costs and expenses
Cost of ores and metals sold	(1,372)	(1,202)	(840)	(4,620)	(2,881)	(2,066)
Cost of logistic services	(205)	(188)	(155)	(705)	(513)	(370)
Cost of aluminum products	(250)	(249)	(210)	(893)	(674)	(678)
Others	(2)	(6)	(3)	(11)	(13)	(14)

	(1,829)	(1,645)	(1,208)	(6,229)	(4,081)	(3,128)
Selling, general and administrative expenses	(175)	(160)	(133)	(583)	(452)	(265)
Research and development	(85)	(104)	(67)	(277)	(153)	(82)
Employee profit sharing plan	(32)	(24)	(22)	(97)	(69)	(32)
Others	(16)	(107)	(65)	(174)	(188)	(199)

	(2,137)	(2,040)	(1,495)	(7,360)	(4,943)	(3,706)

Operating income	1,461	1,405	822	5,432	3,123	1,644

Non-operating income (expenses)
Financial income	31	36	41	123	82	102
Financial expenses	(201)	(216)	(258)	(560)	(671)	(351)
Foreign exchange and monetary gains (losses), net	(166)	163	275	299	65	242
Gain on sale of investments	—	126	90	126	404	17

	(336)	109	148	(12)	(120)	10

Income before income taxes, equity results and minority interests	1,125	1,514	970	5,420	3,003	1,654

Income taxes
Current	(92)	(172)	(10)	(754)	(433)	(90)
Deferred	36	(102)	(386)	(126)	(316)	(207)

	(56)	(274)	(396)	(880)	(749)	(297)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	213	194	179	760	542	306
Minority interests	(86)	(117)	(32)	(459)	(223)	(105)

Income from continuing operations	1,196	1,317	721	4,841	2,573	1,558

Change in accounting pratice for asset retirement obligations (Note 4(a))	—	—	—	—	—	(10)

Net income	1,196	1,317	721	4,841	2,573	1,548

Basic and diluted earnings per Preferred Class A Share	1.04	1.14	0.63	4.20	2.23	1.34

Basic and diluted earnings per Common Share	1.04	1.14	0.63	4.20	2.23	1.34

Weighted average number of shares outstanding (thousands of shares)
Common shares	735,804	735,804	735,804	735,804	735,804	735,804
Preferred Class A shares	415,716	415,716	415,716	415,716	415,716	415,714
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Three months ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2005	30, 2005	31, 2004	2005	2004	2003
Cash flows from operating activities:
Net income	1,196	1,317	721	4,841	2,573	1,548
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	183	171	119	619	399	238
Dividends received	136	158	60	489	200	197
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(213)	(194)	(179)	(760)	(542)	(306)
Deferred income taxes	(36)	102	386	126	316	207
Provisions for contingencies	18	10	42	27	137	9
Impairment of property, plant and equipment	—	18	4	26	34	51
Gain on sale of investments	—	(126)	(90)	(126)	(404)	(17)
Change in accounting pratice for asset retirement obligations (Note 4(a))	—	—	—	—	—	10
Foreign exchange and monetary losses (gains)	235	(201)	(106)	(237)	112	(382)
Unrealized derivative losses, net	126	65	66	101	134	43
Minority interests	86	117	32	459	223	105
Interest payable, net	14	12	38	62	93	24
Others	(62)	(15)	(70)	(159)	(123)	(27)
Decrease (increase) in assets:
Accounts receivable	(133)	281	57	(416)	(98)	37
Inventories	(24)	(44)	(95)	(138)	(216)	(22)
Others	63	(441)	(76)	(639)	(78)	(9)
Increase (decrease) in liabilities:
Suppliers	113	(21)	288	279	230	(18)
Payroll and related charges	40	22	22	40	28	(25)
Income taxes	(229)	396	(22)	413	348	—
Others	3	161	(126)	154	105	94

Net cash provided by operating activities	1,516	1,788	1,071	5,161	3,471	1,757

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	1	(1)	(21)	(27)	(33)	(157)
Repayments	62	28	5	115	51	71
Others	—	(1)	2	—	18	35
Guarantees and deposits	(7)	(32)	(21)	(59)	(111)	(99)
Additions to investments	(12)	—	(15)	(103)	(34)	(68)
Additions to property, plant and equipment	(1,237)	(1,302)	(877)	(3,977)	(2,022)	(1,543)
Proceeds from disposal of investments	—	126	164	126	579	83
Proceeds from disposals of property, plant and equipment	12	1	7	16	11	58
Cash used to acquire subsidiaries, net of cash acquired	(737)	—	—	(737)	—	(380)

Net cash used in investing activities	(1,918)	(1,181)	(756)	(4,646)	(1,541)	(2,000)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(129)	(194)	(100)	(86)	(60)	(38)
Loans
Related parties
Additions	3	—	—	10	21	72
Repayments	—	(17)	(18)	(43)	(27)	(26)
Issuances of long-term debt
Related parties	—	—	20	15	20	14
Others	1,386	22	96	1,757	1,031	1,025
Repayments of long-term debt
Related parties	—	—	—	—	(3)	(4)
Others	(140)	(156)	(390)	(884)	(1,283)	(766)
Interest attributed to stockholders	(800)	—	(518)	(1,300)	(787)	(675)

Net cash provided by (used in) financing activities	320	(345)	(910)	(531)	(1,088)	(398)

Increase (decrease) in cash and cash equivalents	(82)	262	(595)	(16)	842	(641)
Effect of exchange rate changes on cash and cash equivalents	(112)	17	(95)	(192)	(204)	135
Initial cash in new consolidated subsidiary	—	—	—	—	26	—
Cash and cash equivalents, beginning of period	1,235	956	1,939	1,249	585	1,091

Cash and cash equivalents, end of period	1,041	1,235	1,249	1,041	1,249	585

Cash paid during the period for:
Interest on short-term debt	(8)	(1)	(3)	(9)	(5)	(7)
Interest on long-term debt	(55)	(71)	(82)	(243)	(295)	(178)
Income tax	(29)	(202)	(108)	(481)	(108)	(55)
Non-cash transactions
Conversion of loans to investments	—	—	—	—	—	(187)
Income tax paid with credits	(65)	(16)	—	(161)	(100)	(81)
Interest capitalized	(52)	(10)	(9)	(86)	(31)	(19)
See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three months ended (unaudited)			Year ended December 31,
	December 31,	September 30,	December 31,
	2005	2005	2004	2005	2004	2003
Preferred class A stock (including three special share)
Beginning of the period	2.150	2.150	1.176	1.176	1.055	904
Transfer from appropriated retained earnings	—	—	—	974	121	151

End of the period	2.150	2.150	1.176	2.150	1.176	1.055

Common stock
Beginning of the period	3.806	3.806	2.121	2.121	1.902	1.630
Transfer from appropriated retained earnings	—	—	—	1.685	219	272

End of the period	3.806	3.806	2.121	3.806	2.121	1.902

Treasury stock

Beginning and end of the period	(88)	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments
Beginning of the period	(2.269)	(2.859)	(4.296)	(3.869)	(4.449)	(5.185)
Change in the period	(587)	590	427	1.013	580	736

End of the period	(2.856)	(2.269)	(3.869)	(2.856)	(3.869)	(4.449)

Adjustments relating to investments in affiliates
Beginning of the period	—	—	—	—	—	10
Transfer to retained earnings	—	—	—	—	—	(10)

End of the period	—	—	—	—	—	-

Unrealized gain on available-for-sale securities
Beginning of the period	164	115	82	95	74	—
Change in the period	(37)	49	13	32	21	74

End of the period	127	164	95	127	95	74

Total other cumulative comprehensive deficit	(2.729)	(2.105)	(3.774)	(2.729)	(3.774)	(4.375)

Appropriated retained earnings
Beginning of the period	1.936	1.829	2.719	4.143	3.035	2.230
Transfer from retained earnings	2.421	107	1.424	2.873	1.448	1.228
Transfer to capital stock	—	—	—	(2.659)	(340)	(423)

End of the period	4.357	1.936	4.143	4.357	4.143	3.035

Unappropriated retained earnings
Beginning of the period	6.008	4.798	4.268	3.315	2.857	3.288
Net income	1.196	1.317	721	4.841	2.573	1.548
Dividends and interest attributed to stockholders Preferred class A stock	(289)	—	(90)	(469)	(241)	(275)
Common stock	(511)	—	(160)	(831)	(426)	(486)
Appropriation to reserves	(2.421)	(107)	(1.424)	(2.873)	(1.448)	(1.218)

End of the period	3.983	6.008	3.315	3.983	3.315	2.857

Total stockholders’ equity	11.977	12.205	7.391	11.977	7.391	4.884

Comprehensive income is comprised as follows:
Net income	1.196	1.317	721	4.841	2.573	1.548
Cumulative translation adjustments	(587)	590	427	1.013	580	736
Unrealized gain (loss) on available-for-sale securities	(37)	49	13	32	21	74

Total comprehensive income	572	1.956	1.161	5.886	3.174	2.358

Shares
Preferred class A stock (including three special share)	415.727.739	415.727.739	415.727.739	415.727.739	415.727.739	415.727.739
Common stock	749.949.429	749.949.429	749.949.429	749.949.429	749.949.429	749.949.429
Treasury stock (1)
Beginning of the period	(14.157.313)	(14.157.313)	(14.157.477)	(14.157.461)	(14.158.059)	(14.158.953)
Sales	345	—	16	493	598	894

End of the period	(14.156.968)	(14.157.313)	(14.157.461)	(14.156.968)	(14.157.461)	(14.158.059)

	1.151.520.200	1.151.519.855	1.151.519.707	1.151.520.200	1.151.519.707	1.151.519.109

Dividends and interest attributed to stockholders (per share)
Preferred class A stock (including three special share)	0,70	—	0,22	1,13	0,58	0,66
Common stock	0,70	—	0,22	1,13	0,58	0,66
(1)	As of December 31, 2005, 14,145,510 common shares and 11,458 preferred shares were held in treasury in the amount of US$ 88. The 14,145,510 common shares are provided as collateral to secure a loan of our subsidiary Alunorte.

Notes to the Consolidated Financial Statements
Expressed in millions of United States dollars, unless otherwise stated

1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 13.

The main operating subsidiaries we consolidate are as follows:

		% voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1)	37	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
Itabira Rio Doce Company Ltd. — ITACO	100	100	Cayman Islands	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2)	56	90	Brazil	Iron ore
Mineração Onça Puma Ltda	99	99	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1)	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and Manganese

(1)	Through Caemi Mineração e Metalurgia S.A.. CVRD holds 60.2% of the total capital and 100% of the voting capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

2	Basis of consolidation
All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. As from January 1, 2004, our variable interest entities in which we are the primary beneficiary (Note 4(b)) are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 13).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our condensed consolidated interim financial information for the three-month periods ended December 31, 2005, September 30, 2005, and December 31, 2004 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations. Actual results could differ from those estimates.

(a)	Basis of presentation
We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that we use in preparing our statutory financial statements.

The U.S. dollar amounts for the years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 — “Foreign Currency Translation” (SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy and accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the local currency (Brazilian Reais), for Brazilian operations and extensions thereof. Accordingly, we translated the U.S. dollar amounts of non-monetary assets and liabilities into Reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.3370 and R$2.6544 to US$1.00 or the first available exchange rate if exchange on December 31, was not available), and all accounts in the statements of income (including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remeasurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction gain (loss) included in our statement of income was US$227, US$79 and US$222 in 2005, 2004 and 2003, respectively, included within the line “Foreign exchange and monetary gains (losses), net”.

(b)	Business combinations
We adopt the procedures determined by SFAS 141 — “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets, which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

Goodwill was amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001. As required by SFAS 142 — “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is no longer amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

(c)	Inventories

Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability. A write-down of inventory utilizing the allowance establishes a new cost basis for the related inventory.

Finished goods inventories include all related materials, labor and direct production expenditures, and exclude general and administrative expenses.

(d)	Property, plant and equipment
Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at annual rates which take into consideration the useful lives of the items, such as: from 2% to 20% for the railroads, 5% for ships, 3% for buildings, from 2% to 5% for installations and from 5% to 20% for mining and other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed until economic viability of mining activities is established; subsequently such costs are capitalized together with further exploration costs. We capitalize mine development costs as from the time we actually begin such development.

(e)	Available-for-sale equity securities
Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them, net of tax effects, as a separate component of stockholders’ equity until realized.

(f)	Revenues and expenses
Revenues are recognized when title has transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated. Expenses and costs are recognized on the accrual basis.

(g)	Environmental and site reclamation and restoration costs
Expenditures relating to ongoing compliance with environmental regulations are charged against earnings or capitalized as appropriate. These ongoing programs are designed to minimize the environmental impact of our activities.

(h)	Compensated absences
We fully accrue the employees’ compensation liability for vacations vested during the year.

(i)	Income taxes
In accordance with SFAS 109 — “Accounting for Income Taxes”, the deferred tax effects of tax loss carryforwards and temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(j)	Statement of cash flows

Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents.

(k)	Earnings per share
Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

(l)	Interest attributed to stockholders
As from January 1, 1996 Brazilian corporations are permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year nor 50% of retained earnings plus revenue reserves.

The amount of interest attributed to stockholders is deductible for purposes of taxes on income. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax is withheld from the stockholders relative to interest at the rate of 15%.

Under Brazilian law, interest attributable to stockholders is considered as part of the annual minimum dividend (Note 16). Accordingly such distributions are treated as dividends for accounting purposes.

We have opted to pay such tax-deductible interest to our stockholders and have therefore accrued the amounts due as of December 31, 2005, 2004 and 2003, with a direct charge to stockholders’ equity.

(m)	Derivatives and hedging activities
As of January 1, 2001 we adopted SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. No contracts have been designed as an effective hedge in the years presented.

(n)	Comprehensive income
We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 — “Reporting Comprehensive Income”.

(o)	Stockpiled inventory
We classify proven and probable reserve quantities attributable to stockpiled inventory as inventory and account for them as processed when they are removed from the mine. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.

(p)	Removal of waste materials to access mineral deposits
During the development of a mine, before production commences, stripping costs (i.e., the costs associated with the removal of overburden and other waste materials) are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are recorded as cost of production when incurred.

4	Change in accounting practice
(a) 2003 – SFAS 143

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143 — “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional US$26 for asset retirement obligations was recorded as “Others — long-term liabilities”, a net increase of US$11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of US$10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax (US$15 gross of deferred income tax). The liabilities will be accreted in the future for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

(b) 2004 — FIN 46R

As from January 1, 2004 we have consolidated Albras based on our 51% interest in that entity under FASB Interpretation (FIN) “Consolidation of Variable Interest Entities (revised December 2003)”. Albras is an aluminum company with revenues of US$803, US$707 and US$805 in 2005, 2004 and 2003, respectively and total assets of US$1,144 for the year ended December 31, 2005 (US$805 in 2004) which sells all of its output to its shareholders based on their respective participations.

Had Albras been consolidated at and for the year ended December 31, 2003 CVRD’s consolidated statement of income would have been is follows:

	2003
			Pro Forma
	CVRD	Albras	(unaudited)
Net revenues	5,350	165	5,515
Cost of sales	(3,128)	58	(3,070)
Operating costs	(578)	(16)	(594)
Non-operating income (expense)	10	34	44
Income taxes	(297)	(36)	(333)
Equity in results of affiliates and joint ventures	306	(105)	201
Change in accountig pratice	(10)	—	(10)
Minority interests	(105)	(100)	(205)

Net income	1,548	—	1,548

5	Recently-issued accounting pronouncements
In February 2006, the FASB issued FAS 155, “Accounting for certain hybrid financial instruments”, which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” We will apply this statement in the event it occurs in fiscal periods beginning after September 15, 2006.

In November 2005, the FASB issued PSP Nos. FAS 115-1 e FAS 124-1, “The meaning of other-than-temporary impairment and its application to certain investments” which sets the determination as to when an investment is considered impaired, whether that impairment is temporary, and the measurement of an impairment loss. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In October 2005, the FASB issued FAS No. 13-1, “Accounting for rental costs incurred during a construction period” which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In October 2005, the FASB issued FAS No. 123(R)-2, “Practical accommodation to the application of grant date as defined in FASB Statement Nº 123(R)” which recent inquiries from constituents to provide guidance on the application of grant date as defined in FASB Statement Nº 123 (revised 2005), Share-Based Payment. We will apply this statement, if applicable, from fiscal periods beginning after December 15, 2005.

In July 2005, the FASB issued FSP No. APB 18-1, “Accounting by an investor for its proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with APB Opinion nº 18 upon a loss of significant influence” which sets reporting on how an investor should account for its proportionate share of an investee’s equity adjustments for other comprehensive income upon a loss of significant influence. We will apply this statement, if applicable, from fiscal periods beginning after July 2005.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We adopted FSP FIN 46(R)-5 it which had no impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligations to perform an asset retirement activities. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows .

6	Our privatization
In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:
•	Preferred Special Share. The Brazilian Government holds three preferred special shares of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) location of our headquarters (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

•	Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits (Note 18(f)).

7	Major acquisitions and disposals during the years presented
We made the following acquisitions during the periods presented. Pro forma information with respect to our acquisition of the control of Caemi in September 2003 is shown in item (a) below:

(a)	In December 2001, acting through our wholly-owned foreign subsidiary Itabira Rio Doce Company Ltd. — ITACO, we acquired common shares of Caemi Mineração e Metalurgia S.A. (Caemi), corresponding to 16.82% of its total capital and 50% of its voting capital from a wholly-owned subsidiary of Mitsui & Co., Ltd. ( “Mitsui” ) for US$279. Caemi is a Brazilian company headquartered in Rio de Janeiro, which operates in the iron ore, kaolin, refractory bauxite and railroad sectors and was accounted for as an equity investee up to September 2, 2003 (see below).

This acquisition was approved by the European Commission subject to the commitment by Caemi to sell its equity investment in Quebec Cartier Mining Company (QCM), a Canadian producer of iron ore and pellets. On December 31, 2003 Caemi sold its holding of QCM’s common shares to the Quebec Provincial Government for the symbolic amount of 100 Canadian dollars and converted loans to QCM totaling 20 million Canadian dollars into preferred stock with no voting rights other than on matters required by law. In July 2005, we sold our remaining QCM preferred shares to Dofasco Inc. (Dofasco) for US$126. The accounting value of the investment had previously been completely written-off and therefore all proceeds were recorded as gain.

On September 2, 2003, CVRD and Mitsui, each of which held 50% of Caemi’s common shares, entered into a shareholder agreement requiring both shareholders to approve all major decisions affecting Caemi.

At that time, we acquired a further 43.37% of the capital of Caemi for US$426, increasing our total participation to 60.23%. Caemi has been consolidated as from this date.

The acquisition cost of the 43.37% of Caemi, net of cash acquired, was as follows:

September 2, 2003
Estimated fair value of assets	1,699
Estimated fair value of liabilities	(716)

Net assets at fair value	983
Interest in total capital acquired	43.37%
Estimated fair value of net assets acquired	426

Purchase price	426
Less cash acquired	(46)

Acquisition cost of Caemi, net of cash acquired	380

Caemi Pro forma

The unaudited condensed pro forma statement of income below shows the impact of the acquisition of Caemi on the consolidated statements of income as if the current 60.23% participation in Caemi had been acquired on January 1, 2003.

	2003
		Pre-
	CVRD	acquisition
	Consolidated	CAEMI (1)	Pro Forma
			(unaudited)
Net operating revenues	5,350	424	5,774
Operating costs and expenses	(3,706)	(343)	(4,049)

Operating income	1,644	81	1,725
Non-operating income	10	16	26

Income before income taxes, equity results and minority interests	1,654	97	1,751
Income taxes	(297)	(41)	(338)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	306	(20)	286
Minority interests	(105)	18	(87)

Income from continuing operations	1,558	54	1,612
Change in accounting pratice for asset retirement obligations	(10)	—	(10)

Net income	1,548	54	1,602

(1) Period from January to August 2003 (consolidated as from September 2003).

In January 2006 The Board of Directors approved a proposal to exchange all remaining minority interest preferred shares of Caemi Mineração e Metalurgia S.A. (Caemi) for CVRD preferred shares (PNA) to be issued. Under Brazilian corporate law this procedure which is called “incorporação de ações”, or stock merger, is expected to result in Caemi becoming a wholly-owned subsidiary of CVRD.

(b)	On October 10, 2003, our subsidiary Companhia Paulista de Ferro Ligas (CPFL) finalized the sale of its shares in Fertilizantes Fosfatados S.A. (Fosfértil) to Bunge Fertilizantes S.A. for US$84 realizing a gain of US$61.

(c)	On November 7, 2003 we sold our investment in Companhia Ferroviária do Nordeste (CFN) to Companhia Siderurgica Nacional (CSN) for a symbolic amount, recording a loss on this transaction of US$44.

(d)	On July 2004 we sold part of our stake in Companhia Siderúrgica de Tubarão (CST) representing 4.42% of the voting capital and 29.96% of the non-voting capital for US$415. In December 2004 we concluded the sale of our remaining 20.51% voting capital interest for US$165. The gains on these transactions were US$314 and US$90, respectively.

(e)	In November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$50. Canico’s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights.
On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly-owned subsidiary.

8	Income taxes
Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three months ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2005	30, 2005	31, 2004	2005	2004	2003
Income before income taxes, equity results and minority interests	1,125	1,514	970	5,420	3,003	1,654

Federal income tax and social contribution expense at statutory enacted rates	(383)	(515)	(330)	(1,843)	(1,021)	(562)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	72	50	65	307	214	271
Exempt foreign income (loss)	346	143	69	617	247	(59)
Difference on tax basis of equity investees	(28)	(9)	(135)	(58)	(240)	(56)
Tax incentives	(26)	54	9	109	53	60
Valuation allowance reversal (provision)	—	—	6	3	77	53
Non-taxable losses on derivative	—	—	(57)	—	(57)	—
Other non-taxable gains (losses)	(37)	3	(23)	(15)	(22)	(4)

Federal income tax and social contribution expense in consolidated statements of income	(56)	(274)	(396)	(880)	(749)	(297)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to iron ore comprise full income tax exemption on defined production levels up to 2005 and for manganese partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31
	2005	2004
Current deferred tax assets
Accrued expenses deductible only when disbursed	186	110
Interest attributed to stockholders	—	93

	186	203

Long-term deferred tax assets and liabilities
Assets
Tax deductible goodwill in business combinations	—	10
Related to provision for losses and write-downs of investments	53	51
Employees post retirement benefits provision	82	83
Tax loss carryforwards	275	235
Other temporary differences	3	19

	413	398

Liabilities
Inflationary income	(30)	(23)
Relative to equity investments acquired	(144)	(115)
Prepaid retirement benefit	(105)	(58)
Fair value adjustments in business combinations	(52)	(55)

	(331)	(251)

Valuation allowance
Beginning balance	(77)	(112)
Translation adjustments	(10)	(42)
Change in allowance	3	77

Ending balance	(84)	(77)

Net long-term deferred tax assets	(2)	70

9	Cash and cash equivalents

	As of December 31
	2005	2004
Cash	177	123
Deposits denominated in local currency	297	385
Deposits denominated in United States dollars	567	741

	1,041	1,249

10	Accounts receivable

	As of December 31
	2005	2004
Customers
Domestic	349	236
Export, all denominated in United States dollars	1,355	847

	1,704	1,083
Allowance for doubtful accounts	(42)	(37)
Allowance for ore weight credits	(13)	(17)

Total	1,649	1,029

Accounts receivable from customers in the steel industry represent 48.7% of domestic receivables and 70.8% of export receivables at December 31, 2005.

No single customer accounted for more than 10% of total revenues in any of the years presented.

11	Inventories

	As of December 31
	2005	2004
Finished products
Iron ore and pellets	271	205
Manganese and ferroalloys	151	156
Alumina	22	20
Aluminum	52	54
Kaolin	18	17
Others	28	11
Spare parts and maintenance supplies	600	386

	1,142	849

12	Property, plant and equipment

a)	By business area:

	As of December 31, 2005			As of December 31, 2004
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous
Iron ore	8,488	3,190	5,298	5,916	2,427	3,489
Pelletizing	565	197	368	430	160	270
Ferroalloys	359	191	168	362	197	165
Energy	383	29	354	198	18	180
Construction in progress	2,049	—	2,049	1,546	—	1,546

	11,844	3,607	8,237	8,452	2,802	5,650

Non-Ferrous
Copper	748	114	634	578	71	507
Potash	175	45	130	65	30	35
Gold	6	2	4	6	2	4
Kaolin	329	130	199	254	97	157
Research and projects	33	10	23	33	19	14
Construction in progress	1,281	—	1,281	731	—	731

	2,572	301	2,271	1,667	219	1,448

Logistics
General cargo	1,222	306	916	769	232	537
Maritime transportation	14	5	9	31	8	23
Construction in progress	74	—	74	114	—	114

	1,310	311	999	914	240	674

Holdings
Aluminum	1,495	552	943	1,317	445	872
Others	72	5	67	1	—	1
Construction in progress	1,148	—	1,148	230	—	230

	2,715	557	2,158	1,548	445	1,103

Corporate Center
Corporate	322	82	240	68	43	25
Construction in progress	261	—	261	163	—	163

	583	82	501	231	43	188

Total	19,024	4,858	14,166	12,812	3,749	9,063

b)	By type of assets:

	As of December 31, 2005			As of December 31, 2004
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land and buildings	1,205	447	758	991	396	595
Installations	4,917	1,596	3,321	3,600	1,262	2,338
Equipment	1,855	711	1,144	1,218	574	644
Railroads	2,846	987	1,859	2,091	884	1,207
Mine development costs	1,945	281	1,664	1,345	150	1,195
Others	1,443	836	607	783	483	300

	14,211	4,858	9,353	10,028	3,749	6,279
Construction in progress	4,813	—	4,813	2,784	—	2,784

Total	19,024	4,858	14,166	12,812	3,749	9,063

Losses on disposals and impairments of property, plant and equipment totaled US$26, US$34 and US$51 in 2005, 2004 and 2003, respectively. Disposals and impairments mainly relate to impairment of gold mines, sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

(c)	Hydroelectric projects
We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and are entitled to our proportionate share of the energy produced. We record our proportion of these assets as property, plant and equipment.

The situation of these projects at December 31, 2005 is as follows:

	Date of			Our share	Our share of		Our share of
	completion /	Our	Plant in	of plant in	accumulated	Plant under	plant under
	expected	interest	service	service	depreciation	construction	construction
Project	completion	%	$	$	$	$	$
Igarapava	September, 1999	38.1	168	64	(15)	—	—
Porto Estrela	November, 2001	33.3	72	24	(3)	—	—
Funil	January, 2003	51.0	155	79	(7)	—	—
Candonga	September, 2004	50.0	122	61	(2)	—	—
Aimorés	August, 2005	51.0	304	155	(2)	—	—
Capim Branco I	February, 2006	48.4	—	—	—	194	94
Capim Branco II	January, 2007	48.4	—	—	—	140	68
Estreito	2009	30.0	—	—	—	20	6
Foz do Chapecó (a)	—	40.0	—	—	—	5	2
Income and expenses relating to operating plants are not material.

(a) On February 10, 2006 we sold our interest to Furnas Centrais Elétricas S.A. for US$4.

13	Investments in affiliated companies and joint ventures

	2005				Investments		Equity Adjustments						Dividends received
																			Quoted market
							Three-month periods ended			Year ended December 31,			Three-month periods ended			Year ended December 31,			value
				Net income
	Participation in		Net	(loss) for the			December	September	December				December	September	December				December
	capital (%)		equity	period	2005	2004	31, 2005	30, 2005	31, 2004	2005	2004	2003	31, 2005	30, 2005	31, 2004	2005	2004	2003	31, 2005
	voting	total
Ferrous
Caemi Mineração e Metalurgia (5)	—	—	—	—	—	—	—	—	—	—	—	23	—	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (2)	51.11	51.00	118	77	60	30	13	13	4	39	13	3	16	—	—	16	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (2)	51.00	50.89	73	55	37	26	4	8	3	28	9	3	—	16	1	20	1	2	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	82	53	41	13	6	3	4	26	11	18	—	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (2)	51.00	50.90	65	42	33	18	2	5	2	21	6	3	—	10	—	10	—	1	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	123	134	62	45	18	14	6	67	16	12	20	20	4	51	11	9	—
SAMARCO Mineração S.A. — SAMARCO (3)	50.00	50.00	576	514	335	261	85	82	37	257	117	70	95	75	32	225	100	78	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	42	(3)	21	18	—	2	(1)	(2)	(3)	2	—	—	—	—	—	1	—
Others	—	—	—	—	25	24	—	—	—	(1)	1	(1)	—	—	—	—	—	—	—

					614	435	128	127	55	435	170	133	131	121	37	322	112	91	—

Logistics
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (5)	—	—	—	—	—		—	—	—	—	—	(93)	—	—	—	—	—	—	—
MRS Logística S.A	37.23	29.35	352	167	109	78	15	17	11	54	33	45	5	—	—	11	—	—	—
Sepetiba Tecon S.A. — change in provision for losses	—	—	—	—	—		—	—	—	—	—	(1)	—	—	—	—	—	—	—
Others	—	—	—	—	—	1	—	—	—	—	—	(3)	—	—	—	—	—	—	—

					109	79	15	17	11	54	33	(52)	5	—	—	11	—	—	—

Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	2,441	1,533	281	140	41	36	62	176	114	34	—	29	—	62	13	3	566
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	—	—	—	15	—	102	45	—	—	—	—	—	52	—
California Steel Industries Inc. — CSI	50.00	50.00	320	43	161	149	6	(1)	18	21	55	2	—	8	7	28	9	5	—
SIDERAR (cost $15) — available for sale investments	4.85	4.85	—	—	142	110	—	—	—	—	—	—	—	—	—	—	—	—	142

					584	399	47	35	95	197	271	81	—	37	7	90	22	60	708

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	442	160	178	171	15	17	16	64	57	33	—	—	13	58	54	27	—
Valesul Alumínio S.A. — VALESUL	54.51	54.51	107	—	58	55	(1)	(2)	3	1	14	10	—	—	3	8	12	9	—
Alumínio Brasileiro S.A. — ALBRAS	—	—	—	—	—	—	—	—	—	—	—	104	—	—	—	—	—	—	—

					236	226	14	15	19	65	71	147	—	—	16	66	66	36	—

Coal
Henan Longyu Resources Co. Ltd	—	—	—	—	96	—	9	—	—	9	—	—	—	—	—	—	—	—	—
Shandong Yankuang International Company Ltd(4)	—	—	—	—	22	10	—	—	—	—	—	—	—	—	—	—	—	—	—

					118	10	9	—	—	9	—	—	—	—	—	—	—	—	—

Other affiliates and joint ventures
Others	—	—	—	—	11	10	—	—	(1)	—	(3)	(3)	—	—	—	—	—	10	—

					11	10	—	—	(1)	—	(3)	(3)	—	—	—	—	—	10	—

					949	645	70	50	113	271	339	225	—	37	23	156	88	106	708

Total	—	—	—	—	1,672	1,159	213	194	179	760	542	306	136	158	60	489	200	197	708

(1)	During 2004 CVRD sold its interest in CST (Note 7(d));

(2)	CVRD held a majority of the voting power of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(3)	Investment includes goodwill of US$46 and US$40 in 2005 and 2004, respectively;

(4)	Preoperating investiment;

(5)	Consolidatd as from September 2003 after acquisition of control.

14	Short-term debt

Our short-term borrowings are from commercial banks and relate to export financing denominated in United States dollars.

Average annual interest rates on short-term borrowings were 4.25%, 2.33% and 3.19% at December 31, 2005, 2004 and 2003, respectively.

15	Long-term debt

	As of December 31
	Current liabilities		Long-Term liabilities
	2005	2004	2005	2004
Foreign debt
Loans and financing denominated in the following currencies:
United States dollars	848	376	1,617	1,179
Others	4	4	15	25
Fixed Rate Notes — US$ denominated	43	—	1,213	913
Securitization of export receivables — US$ denominated	82	55	345	425
Perpetual notes	—	—	75	65
Accrued charges	31	61	—	—

	1,008	496	3,265	2,607

Local debt
Denominated in Long-Term Interest Rate — TJLP	23	22	79	89
Denominated in General Price Index-Market (IGPM)	29	21	3	14
Basket of currencies	2	7	9	17
Non-convertible debentures	—	—	141	117
Denomunated by U.S. dollars	132	166	216	368
Accrued charges	24	18	1	2

	210	234	449	607

Total	1,218	730	3,714	3,214

The long-term portion at December 31, 2005 falls due in the following years:

2007	333
2008	471
2009	358
2010 thereafter	2,335
No due date (Perpetual notes and non-convertible debentures)	217

3,714

At December 31, 2005 annual interest rates on long-term debt were as follows:

3.1% to 5%	1,841
5.1% to 7%	1,174
7.1% to 9%	1,740
9.1% to 11%	24
Over 11%	69
Variable (Perpetual notes)	84

4,932

The indices applied to debt and respective percentage variations in each year were as follows (unaudited):

	%
	2005	2004	2003
TJLP — Long-Term Interest Rate (effective rate)	9.8	9.8	11.5
IGP-M — General Price Index — Market	1.2	12.4	8.7
Devaluation of United States Dollar against Real	(11.8)	(8.1)	(18.2)
On October 26, 2005, we issued US$300 notes due 2034, bearing interest of 7.65% per year in the same form as the US$500, 8.25% guaranteed notes issued on January 15, 2004.

On December 31, 2005 the US dollar denominated Fixed Rate Notes of US$1,256 (2004 — US$913) and other debt of US$2,661 (2004 — US$1,834) are unsecured. The export securitization of US$427 (2004 — US$480) is secured by existing and future accounts receivable of our subsidiary CVRD Overseas Ltd. Loans from international lenders of US$135 (2004- US$170) are guaranteed by the Braszilian Federal Government, to which we have given counter-guarantees in the same amounts secured by our own shares and accounts receivable of a subsidiary. We also have loans from local and international institutions secured by property, plant and equipment in the amount of US$123 (2004 — US$251). The remaining long-term debt of US$330 (2004 — US$296) is secured mainly by assets of subsidiaries.

16	Stockholders’ equity

Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 6, the Brazilian Government holds three preferred special share which confers to it permanent veto rights over certain matters.

A three for one stock split proposal was approved by the Extraordinary General Shareholders ´ Meeting on August 18, 2004. Therefore, CVRD ´s capital is composed of 1,165,677,168 shares, with 749,949,429 common shares and 415,727,739 preferred class “A” shares. All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

As of December 31, 2005, we had acquired 14,156,968 shares to be held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$6.17 (minimum cost of US$2.67 and maximum of US$7.84).

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For each of the years 2005, 2004 and 2003 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders equity as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. At December 31, 2005 , we had no undistributed retained earnings. In addition, appropriated retained earnings at December 31, 2005 includes US$3,722, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned except for distributions in the form of interest attributed to stockholders (Note 3 (l)).

Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Three months ended (unaudited)			Year ended December 31
	December	September	December
	31, 2005	30, 2005	31, 2004	2005	2004	2003
Appropriated retained earnings
Unrealized income reserve
Beginning of the period	156	147	195	130	193	211
Transfer (to) from retained earnings	(55)	9	(65)	(29)	(63)	(18)

End of the period	101	156	130	101	130	193
Expansion reserve
Beginning of the period	1.385	1.309	1.795	3.091	2.090	1.494
Transfer to capital stock	—	—	—	(2.036)	(309)	(423)
Transfer from retained earnings	2.236	76	1.296	2.566	1.310	1.019

End of the period	3.621	1.385	3.091	3.621	3.091	2.090
Legal reserve
Beginning of the period	395	373	378	529	374	241
Transfer to capital stock	—	—	—	(209)	—	—
Transfer from retained earnings	204	22	151	279	155	133

End of the period	599	395	529	599	529	374
Fiscal incentive depletion reserve
Beginning of the period	—	—	351	378	347	284
Transfer to capital stock	—	—	—	(398)	—	—
Transfer from retained earnings	—	—	27	20	31	63

End of the period	—	—	378	—	378	347
Fiscal incentive investment reserve
Beginning of the period	—	—	—	15	31	—
Transfer to capital stock	—	—	—	(16)	(31)	—
Transfer from retained earnings	36	—	15	37	15	31

End of the period	36	—	15	36	15	31

Total appropriated retained earnings	4.357	1.936	4.143	4.357	4.143	3.035

The purpose and basis of appropriation to such reserves is described below:
•	Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

•	Expansion reserve — this is a general reserve for expansion of our activities.

•	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

•	Fiscal incentive depletion reserve — this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

•	Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 8).
Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

			Basic and
			diluted per
		Weighted	share
	Income	average	amount
	(Numerator)	(Thousands)	(US$ per
	(US$ million)	(Denominator)	share)
Net income for the year ended December 31, 2005	4,841

Income available to preferred stockholders	1,748	415,716	4.20
Income available to common stockholders	3,093	735,804	4.20

Net income for the year ended December 31, 2004	2,573

Income available to preferred stockholders	929	415,716	2.23
Income available to common stockholders	1,644	735,804	2.23

Net income for the year ended December 31, 2003	1,548

Income available to preferred stockholders	559	415,714	1.34
Income available to common stockholders	989	735,804	1.34
17	Pension plans

Since 1973 we have sponsored a defined benefit pension plan (the “Old Plan”) covering substantially all employees, with benefits based on years of service, salary and social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social — VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new pension plan, which is primarily a defined contribution plan with a defined benefit feature relative to service prior to May 2000 (the “New Plan”), and offered our active employees the opportunity of transferring to the New Plan. Over 98% of our active employees opted to transfer to the New Plan. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

Additionally we provide employees with supplementary pension payments through the “Abono Complementação” or supplemented pension plan (SPP).

The following information details the status of the defined benefit elements of the Old Plan and SPP in accordance with SFAS 132 — “Employers’ Disclosure about Pensions and Other Post-retirement Benefits”, as amended.

(a)	Change in benefit obligation

	As of December 31
	2005	2004
Benefit obligation at beginning of year	1,719	1,485
Service cost	2	2
Interest cost	240	188
Benefits paid	(169)	(133)
Effect of exchange rate changes	234	137
Actuarial loss	7	40

Benefit obligation at end of year	2,033	1,719

We use a measurement date of December 31 for our pension and post-retirement benefit plans.
(b) Change in plan assets

	As of December 31
	2005	2004
Fair value of plan assets at beginning of year	2,108	1,657
Actual return on plan assets	562	410
Employer contributions	64	37
Benefits paid	(169)	(133)
Effect of exchange rate changes	279	137

Fair value of plan assets at end of year	2,844	2,108

Old plan assets at December 31, 2005 include US$409 of portfolio investments in our own shares (US$274 at December 31, 2004) and US$42 of shares of related parties (US$37 at December 31, 2004), as well as US$455 of Federal Government Securities (US$303 at December 31, 2004).
(c)	Accrued pension cost liability (prepaid pension cost)

	As of December 31
	2005	2004
Funded status, excess of benefit obligation over plan assets	(811)	(389)
Unrecognized net transitory obligation	(46)	(51)
Unrecognized net actuarial loss	726	459

Accrued pension cost liability (prepaid pension cost)	(131)	19

(d)	Assumptions used in each year (expressed in nominal terms)

	2005	2004
Discount rate	13.40% p.a	13.40% p.a
Expected return on plan assets	13.40% p.a	13.40% p.a
Rate of compensation increase — up to 47 years	8.15% p.a	6.91% p.a
Inflation	5.00% p.a	5.00% p.a

(e)	Investment targets and composition of plan assets

The fair value of Old Plan assets for these plans is US$2,781 and US$2,079 at the end of 2005 and 2004, respectively. The asset allocation for the Company’s Old Plan at the end of 2005 and 2004, and the target allocation for 2006, by asset category, follows:

	Target	Percentage of plan assets at
	allocation	December 31,
	for 2006	2005	2004
	(unaudited)
Equity securities	27%	30%	29%
Real estate	6%	5%	6%
Loans	4%	4%	3%
Fixed Income	63%	61%	62%

Total	100%	100%	100%

The fixed income allocation target of 63% was established in order to match the asset with the benefit payments. The proposal for 2006 is to re-establish the investments in inflation-indexed funds up to 35%. The remaining investments in fixed income will be used for the payment of short-term plan benefits.

The target of 27% for equity securities reflects the expected appreciation of the Brazilian stock markets as well as the Brazilian interest rates.
(f)	Pension costs

	Year ended December 31
	2005	2004	2003
Service cost	2	2	2
Interest cost	240	188	151
Estimated return on plan assets	(299)	(213)	(158)
Amortization of initial transitory obligation	11	9	9
Amortization of actuarial gain/loss	(16)	(24)	—

Net periodic pension cost	(62)	(38)	4

In addition to benefits provided under the SPP and Old Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$68 and US$59, at December 31, 2005 and 2004, respectively, in addition to US$5 and US$5, respectively, in current liabilities.

The cost recognized 2005, 2004 and 2003 relative to the defined contribution element of the New Plan was US$10, US$7 and US$5, respectively.

(g)	Expected contributions and benefits

Employer contributions expected for 2006 are US$59 (unaudited).

The benefit payments, which reflect future service, as appropriate, are expected to be paid as follows (unaudited):

	Old Plan	SPP	Total
2006	166	30	196
2007	166	29	195
2008	165	28	193
2009	164	27	191
2010	164	26	190
2011 to 2015	805	118	923

18	Commitments and contingencies

(a)	At December 31, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$5, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	4	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	5

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2005		December 31, 2004
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	229	138	221	109
Civil claims	210	98	185	72
Tax — related actions	816	329	502	344
Others	31	3	6	6

	1.286	568	914	531

Labor — related actions principally comprise employee claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in 2005, 2004 and 2003 aggregated US$114, US$67 and US$182, respectively, and additional provisions aggregated US$141, US$157 and US$146, respectively.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses which total US$1,033 at December 31, 2005, for which no provision has been made.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 33,733 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$23.01 per metric ton as of December 31, 2005, this arrangement represents the following total commitment:

2006	145
2007	145
2008	145
2009	145
2010	145
2011 and thereafter	51

776

(e)	We and Banco Nacional de Desenvolvimento Econômico e Social — BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205 million, which represents half of the US$410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of December 31, 2005, the remaining contributions towards exploration and development activities totaled US$17 million. In the event that either of us wishes to conduct further exploration and development after having spent such US$205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the Securities Commissions (CVM) in order to permit trading.

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program and institutional investors that held their shares through rule 1,298/87 of Brazilian Central Bank were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval from the Central Bank to distribute the debentures to these investors, but the Central Bank rejected our request. We renewed our request to the Central Bank, but we cannot be sure that we will succeed. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders and foreign investors through Annex V of Brazilian Central Bank.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments relating to copper resources in 2004 and expect to start payments relating to iron ore resources from approximately 2020 for the Northern System and 2030 for the Southern System, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD

Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Fazenda Brasileiro (*)	Gold	2.5% of net revenue after total sales from May 1997 exceeds 26 tons.

Other areas, excluding Carajás/ Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.
On March 22 and September 27, 2005 we declared a distribution on these “debentures” in the amount of US$3 and US$2, paid as from April 1 and October 3, 2005, respectively.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three months ended (unaudited)			Year ended December 31
	December	September	December
	31, 2005	30, 2005	31, 2004	2005	2004	2003

Environmental liabilities beginning of period	166	159	91	134	81	15
Initial recognition of SFAS 143 as at January 1, 2003	—	—	—	—	—	26
Increase due to new subsidiaries acquired	—	—	—	—	—	11
Accretion expense	4	—	5	14	13	6
Liabilities settled in the current period	(3)	(2)	—	(9)	(3)	—
Revisions in estimated cash flows	67	—	31	67	31	15
Cumulative translation adjustment	(9)	9	7	19	12	8

Environmental liabilities end of period	225	166	134	225	134	81

(h)	Description of Leasing Arrangements

We conduct part of our railroad operation from leased facilities. The lease, which is for 30 years expiring in August, 2026, is classified as an operating lease and can be renewable for a further 30 years. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.

Operating Leases

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005:

Year ending December 31:

2006	42
2007	42
2008	42
2009	42
Later years	775

Total minimum payments required	943

The total expenses of operating leases in 2005, 2004 and 2003 was US$42, US$37 and US$39, respectively.

19	Segment and geographical information

We adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and investments in joint ventures and affiliates engaged in bauxite mining and aluminum metal smelting.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets in accordance with US GAAP are reconciled as follows:

Results by segment — before eliminations

	As of and for the three months ended (unaudited)
	December 31, 2005							September 30, 2005							December 31, 2004
		Non		Holdings					Non		Holdings					Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	3,670	262	21	485	—	(1,586)	2,852	3,387	166	17	432	—	(1,398)	2,604	2,111	256	27	455	—	(1,099)	1,750
Gross revenues — Domestic	546	52	316	84	—	(104)	894	586	70	353	87	—	(90)	1,006	397	45	234	68	—	(66)	678
Cost and expenses	(2,751)	(235)	(263)	(447)	(11)	1,690	(2,017)	(2,554)	(200)	(256)	(408)	—	1,488	(1,930)	(1,807)	(194)	(193)	(390)	(1)	1,165	(1,420)
Research and development	(38)	(16)	(3)	—	(28)	—	(85)	(18)	(19)	—	—	(67)	—	(104)	(18)	(48)	(1)	—	—	—	(67)
Depreciation, depletion and amortization	(134)	(21)	(17)	(11)	—	—	(183)	(130)	(14)	(9)	(18)	—	—	(171)	(94)	(11)	(5)	(9)	—	—	(119)

Operating income	1,293	42	54	111	(39)	—	1,461	1,271	3	105	93	(67)	—	1,405	589	48	62	124	(1)	—	822
Financial income	133	—	8	2	(6)	(106)	31	159	—	7	2	7	(139)	36	105	2	4	7	1	(78)	41
Financial expenses	(195)	(2)	2	(119)	7	106	(201)	(268)	1	(14)	(75)	1	139	(216)	(232)	(3)	(2)	(99)	—	78	(258)
Foreign exchange and monetary gains (losses), net	(63)	(51)	3	(55)	—	—	(166)	126	1	(9)	46	(1)	—	163	232	4	(1)	41	(1)	—	275
Gain on sale of investments	—	—	—	—	—	—	—	—	—	—	—	126	—	126	—	—	8	—	82	—	90
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	128	—	15	14	56	—	213	127	—	17	15	35	—	194	55	—	11	19	94	—	179
Income taxes	(103)	—	(2)	46	3	—	(56)	(248)	2	(5)	(22)	(1)	—	(274)	(388)	(3)	(3)	(3)	1	—	(396)
Minority interests	(104)	—	—	18	—	—	(86)	(104)	—	(1)	(12)	—	—	(117)	(17)	—	—	(15)	—	—	(32)

Net income	1,089	(11)	80	17	21	—	1,196	1,063	7	100	47	100	—	1,317	344	48	79	74	176	—	721

Sales classified by geographic destination:
Export market
America, except United States	350	—	13	67	—	(187)	243	413	—	10	66	—	(286)	203	207	1	19	81	—	(123)	185
United States	116	4	—	48	—	(53)	115	56	3	—	43	—	(17)	85	173	—	6	77	—	(122)	134
Europe	1,202	192	4	228	—	(630)	996	1,303	82	7	205	—	(582)	1,015	836	24	2	164	—	(401)	625
Middle East/Africa/Oceania	219	16	—	27	—	(46)	216	155	20	—	9	—	24	208	104	43	—	8	—	(48)	107
Japan	371	12	—	103	—	(137)	349	345	20	—	97	—	(120)	342	182	17	—	95	—	(74)	220
China	1,120	24	4	12	—	(422)	738	858	17	—	12	—	(319)	568	453	72	—	30	—	(210)	345
Asia, other than Japan and China	292	14	—	—	—	(111)	195	257	24	—	—	—	(98)	183	156	99	—	—	—	(121)	134

	3,670	262	21	485	—	(1,586)	2,852	3,387	166	17	432	—	(1,398)	2,604	2,111	256	27	455	—	(1,099)	1,750
Domestic market	546	52	316	84	—	(104)	894	586	70	353	87	—	(90)	1,006	397	45	234	68	—	(66)	678

	4,216	314	337	569	—	(1,690)	3,746	3,973	236	370	519	—	(1,488)	3,610	2,508	301	261	523	—	(1,165)	2,428

Assets:
Property, plant and equipment, net	8,738	2,271	999	1,930	228	—	14,166	8,857	1,595	947	1,862	114	—	13,375	5,838	1,448	674	1,102	1	—	9,063
Additions to Property, plant and equipment	918	65	98	161	(5)	—	1,237	953	35	79	202	33	—	1,302	406	208	180	82	1	—	877
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	614	—	109	236	713	—	1,672	629	—	97	226	692	—	1,644	435	—	79	226	419	—	1,159

Capital employed	7,582	1,118	990	1,039	85	—	10,814	7,441	1,167	989	1,117	16	—	10,730	4,544	1,099	680	976	27	—	7,326

Operating income by product — after eliminations

		As of and for the three months ended (unaudited)
		December 31, 2005								September 30, 2005									December 31, 2004
				Value				Depreciation,					Value				Depreciation,					Value				Depreciation,
	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	1,682	393	2,075	(57)	2,018	(768)	1,250	(128)	1,122	1,649	416	2,065	(66)	1,999	(693)	1,306	(120)	1,186	882	251	1,133	(33)	1,100	(519)	581	(78)	503
Pellets	555	89	644	(18)	626	(404)	222	(9)	213	438	91	529	(22)	507	(347)	160	(7)	153	230	71	301	(13)	288	(206)	82	(7)	75
Manganese	12	6	18	(1)	17	(33)	(16)	—	(16)	14	6	20	(2)	18	(25)	(7)	(1)	(8)	31	5	36	1	37	(15)	22	—	22
Ferroalloys	57	38	95	(10)	85	(79)	6	(7)	(1)	61	31	92	(9)	83	(87)	(4)	(5)	(9)	116	61	177	(16)	161	(114)	47	(5)	42

	2,306	526	2,832	(86)	2,746	(1,284)	1,462	(144)	1,318	2,162	544	2,706	(99)	2,607	(1,152)	1,455	(133)	1,322	1,259	388	1,647	(61)	1,586	(854)	732	(90)	642
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)	—	(2)
Potash	—	41	41	(2)	39	(25)	14	(3)	11	—	47	47	(4)	43	(32)	11	(1)	10	—	35	35	(1)	34	(13)	21	(1)	20
Kaolin	42	9	51	(2)	49	(62)	(13)	(1)	(14)	36	6	42	(2)	40	(56)	(16)	(3)	(19)	38	7	45	(2)	43	(27)	16	(3)	13
Copper	129	2	131	(3)	128	(60)	68	(8)	60	75	17	92	(1)	91	(59)	32	(9)	23	104	3	107	—	107	(46)	61	(7)	54

	171	52	223	(7)	216	(147)	69	(12)	57	111	70	181	(7)	174	(147)	27	(13)	14	142	45	187	(3)	184	(88)	96	(11)	85
Aluminum
Alumina	131	8	139	(1)	138	(122)	16	(6)	10	116	30	146	(4)	142	(130)	12	(7)	5	131	10	141	(5)	136	(92)	44	(5)	39
Aluminum	208	9	217	(1)	216	(109)	107	(5)	102	191	11	202	(2)	200	(105)	95	(11)	84	191	9	200	(1)	199	(111)	88	(4)	84
Bauxite	21	—	21	—	21	(18)	3	—	3	10	—	10	—	10	(10)	—	—	—	13	—	13	—	13	(13)	—	—	—

	360	17	377	(2)	375	(249)	126	(11)	115	317	41	358	(6)	352	(245)	107	(18)	89	335	19	354	(6)	348	(216)	132	(9)	123
Logistics
Railroads	—	223	223	(43)	180	(152)	28	(13)	15	—	267	267	(38)	229	(161)	68	(5)	63	—	162	162	(29)	133	(99)	34	(7)	27
Ports	—	57	57	(9)	48	(35)	13	(2)	11	—	67	67	(6)	61	(32)	29	(2)	27	—	47	47	(8)	39	(25)	14	(1)	13
Ships	15	14	29	(1)	28	(31)	(3)	(1)	(4)	14	11	25	(3)	22	(26)	(4)	—	(4)	15	10	25	(2)	23	(46)	(23)	(1)	(24)

	15	294	309	(53)	256	(218)	38	(16)	22	14	345	359	(47)	312	(219)	93	(7)	86	15	219	234	(39)	195	(170)	25	(9)	16
Others	—	5	5	—	5	(56)	(51)	—	(51)	—	6	6	(6)	—	(106)	(106)	—	(106)	—	6	6	(2)	4	(48)	(44)	—	(44)

	2,852	894	3,746	(148)	3,598	(1,954)	1,644	(183)	1,461	2,604	1,006	3,610	(165)	3,445	(1,869)	1,576	(171)	1,405	1,751	677	2,428	(111)	2,317	(1,376)	941	(119)	822

Results by segment — before eliminations

	As of and for the year ended December 31,
	2005							2004							2003
		Non		Holdings					Non		Holdings					Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112	5,256	105	75	758	—	(2,354)	3,840
Gross revenues — Domestic	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367	1,142	107	472	165	—	(181)	1,705
Cost and expenses	(9,646)	(762)	(886)	(1,639)	(10)	5,866	(7,077)	(6,459)	(443)	(622)	(1,322)	(1)	4,043	(4,804)	(4,862)	(130)	(367)	(760)	3	2,535	(3,581)
Research and development	(87)	(73)	(4)	(5)	(108)		(277)	(40)	(113)	—	—	—	—	(153)	(20)	(62)	—	—	—	—	(82)
Depreciation, depletion and amortization	(458)	(65)	(45)	(51)	—	—	(619)	(301)	(35)	(29)	(34)	—	—	(399)	(191)	(18)	(14)	(15)	—	—	(238)

Operating income	4,661	100	355	434	(118)	—	5,432	2,213	93	312	506	(1)	—	3,123	1,325	2	166	148	3	—	1,644
Financial income	439	1	34	9	2	(362)	123	251	2	15	16	3	(205)	82	195	1	14	10	4	(122)	102
Financial expenses	(751)	(6)	(19)	(154)	8	362	(560)	(637)	(6)	(15)	(218)	—	205	(671)	(406)	(4)	(9)	(49)	(5)	122	(351)
Foreign exchange and monetary gains (losses), net	259	(44)	(13)	98	(1)	—	299	20	5	(1)	39	2	—	65	150	16	(14)	93	(3)	—	242
Gain on sale of investments	—	—	—	—	126	—	126	—	—	8	—	396	—	404	17	—	—	—	—	—	17
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	435	—	54	65	206	—	760	170	—	33	71	268	—	542	133	—	(52)	147	78	—	306
Income taxes	(808)	(1)	(17)	(55)	1	—	(880)	(726)	(7)	(9)	(4)	(3)	—	(749)	(266)	(3)	(2)	(27)	1	—	(297)
Minority interests	(337)	—	(1)	(121)	—	—	(459)	(101)	(2)	—	(120)	—	—	(223)	(44)	(3)	—	(58)	—	—	(105)

Income from continuing operations	3,898	50	393	276	224	—	4,841	1,190	85	343	290	665	—	2,573	1,104	9	103	264	78	—	1,558

Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10)	—	—	—	—	—	(10)

Net income	3,898	50	393	276	224	—	4,841	1,190	85	343	290	665	—	2,573	1,094	9	103	264	78	—	1,548

Sales classified by geographic destination:
Export market America, except United States	1,313	—	45	320	—	(762)	916	735	1	65	221	—	(426)	596	526	—	38	156	—	(329)	391
United States	464	7	3	211	—	(268)	417	533	—	15	186	—	(345)	389	337	8	—	32	—	(188)	189
Europe	4,847	449	23	750	—	(2,256)	3,813	3,223	194	12	730	—	(1,607)	2,552	2,213	76	30	378	—	(913)	1,784
Middle East/Africa/Oceania	775	108	—	42	—	(148)	777	412	107	—	8	—	(141)	386	292	—	4	—	—	(70)	226
Japan	1,261	44	—	395	—	(469)	1,231	683	31	—	361	—	(287)	788	569	13	—	96	—	(259)	419
China	3,018	79	4	50	—	(1,135)	2,016	1,392	81	—	129	—	(606)	996	897	7	—	77	—	(401)	580
Asia, other than Japan and China	977	100	—	16	—	(423)	670	611	107	—	—	—	(313)	405	422	1	3	19	—	(194)	251

	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112	5,256	105	75	758	—	(2,354)	3,840
Domestic market	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367	1,142	107	472	165	—	(181)	1,705

	14,852	1,000	1,290	2,129	—	(5,866)	13,405	9,013	684	963	1,862	—	(4,043)	8,479	6,398	212	547	923	—	(2,535)	5,545

Assets:
Property, plant and equipment, net	8,738	2,271	999	1,930	228	—	14,166	5,838	1,448	674	1,102	1	—	9,063	4,495	1,000	424	564	1	—	6,484
Additions to Property, plant and equipment	2,877	175	271	625	29	—	3,977	860	381	579	202	—	—	2,022	822	440	186	95	—	—	1,543
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	614	—	109	236	713	—	1,672	435	—	79	226	419	—	1,159	344	—	44	329	317	—	1,034

Capital employed	7,582	1,118	990	1,039	85	—	10,814	4,544	1,099	680	976	27	—	7,326	4,137	266	429	498	20	—	5,350

Operating income by product — after eliminations

	Year ended December 31,
	2005									2004									2003
				Value				Depreciation,					Value				Depreciation,					Value				Impairment/	Depreciation,
	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		Gain on sale	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	of property,	amortization	income
Ferrous
Iron ore	5,890	1,506	7,396	(234)	7,162	(2,658)	4,504	(419)	4,085	3,146	849	3,995	(128)	3,867	(1,761)	2,106	(270)	1,836	2,108	554	2,662	(65)	2,597	(1,318)	1,279	(10)	(166)	1,103
Pellets	1,722	361	2,083	(78)	2,005	(1,321)	684	(23)	661	893	255	1,148	(44)	1,104	(824)	280	(12)	268	627	211	838	(19)	819	(627)	192	(12)	(11)	169
Manganese	56	21	77	(6)	71	(81)	(10)	(1)	(11)	61	15	76	(4)	72	(46)	26	—	26	38	11	49	(5)	44	(35)	9	—	(2)	7
Ferroalloys	318	176	494	(47)	447	(344)	103	(20)	83	423	202	625	(52)	573	(315)	258	(15)	243	201	99	300	(21)	279	(218)	61	(17)	(10)	34

	7,986	2,064	10,050	(365)	9,685	(4,404)	5,281	(463)	4,818	4,523	1,321	5,844	(228)	5,616	(2,946)	2,670	(297)	2,373	2,974	875	3,849	(110)	3,739	(2,198)	1,541	(39)	(189)	1,313
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)	—	(2)	21	—	21	—	21	(2)	19	—	(2)	17
Potash	—	149	149	(11)	138	(86)	52	(8)	44	—	124	124	(15)	109	(51)	58	(5)	53	—	94	94	(12)	82	(40)	42	—	(7)	35
Kaolin	150	27	177	(7)	170	(176)	(6)	(20)	(26)	142	22	164	(6)	158	(93)	65	(14)	51	83	13	96	(3)	93	(70)	23	(12)	(7)	4
Copper	354	37	391	(8)	383	(203)	180	(34)	146	184	17	201	(3)	198	(90)	108	(16)	92	—	—	—	—	—	—	—	—	—	—

	504	213	717	(26)	691	(465)	226	(62)	164	326	163	489	(24)	465	(236)	229	(35)	194	104	107	211	(15)	196	(112)	84	(12)	(16)	56
Aluminum
Alumina	455	76	531	(24)	507	(445)	62	(25)	37	439	19	458	(18)	440	(350)	90	(19)	71	342	153	495	(8)	487	(363)	124	—	(15)	109
Aluminum	784	39	823	(5)	818	(397)	421	(26)	395	710	29	739	(3)	736	(286)	450	(15)	435	312	8	320	—	320	(295)	25	—	—	25
Bauxite	54	—	54	—	54	(49)	5	—	5	53	—	53	—	53	(48)	5	—	5	34	3	37	(1)	36	(33)	3	—	—	3

	1,293	115	1,408	(29)	1,379	(891)	488	(51)	437	1,202	48	1,250	(21)	1,229	(684)	545	(34)	511	688	164	852	(9)	843	(691)	152	—	(15)	137
Logistics
Railroads	—	881	881	(145)	736	(528)	208	(35)	173	—	612	612	(100)	512	(334)	178	(28)	150	—	373	373	(39)	334	(153)	181	—	(9)	172
Ports	—	230	230	(34)	196	(126)	70	(5)	65	—	173	173	(29)	144	(89)	55	(4)	51	1	143	144	(14)	130	(75)	55	—	(9)	46
Ships	56	49	105	(8)	97	(101)	(4)	(3)	(7)	52	40	92	(7)	85	(123)	(38)	(1)	(39)	54	33	87	(3)	84	(122)	(38)	—	—	(38)

	56	1,160	1,216	(187)	1,029	(755)	274	(43)	231	52	825	877	(136)	741	(546)	195	(33)	162	55	549	604	(56)	548	(350)	198	—	(18)	180
Others	1	13	14	(6)	8	(226)	(218)	—	(218)	10	9	19	(4)	15	(132)	(117)	—	(117)	19	10	29	(5)	24	(66)	(42)	—	—	(42)

	9,840	3,565	13,405	(613)	12,792	(6,741)	6,051	(619)	5,432	6,113	2,366	8,479	(413)	8,066	(4,544)	3,522	(399)	3,123	3,840	1,705	5,545	(195)	5,350	(3,417)	1,933	(51)	(238)	1,644

20	Related party transactions

Transactions with major related parties resulted in the following balances:

	As of December 31
	2005		2004
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
HISPANOBRAS	24	42	25	39
ITABRASCO	24	17	24	28
NIBRASCO	47	83	32	29
KOBRASCO	34	26	43	18
BAOVALE	—	18	—	13
USIMINAS	14	—	7	—
MSG	3	9	—	—
MRS	15	11	13	19
FERROBAN	—	—	39	8
MRN	—	34	1	20
SAMARCO	2	—	22	—
Others	22	13	29	18

	185	253	235	192

Current	181	252	180	174

Long-term	4	1	55	18

These balances are included in the following balance sheet classifications:

	As of December 31
	2005		2004
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	159	—	124	—
Loans and advances to related parties	22	—	56	—
Other assets
Loans and advances to related parties	4	—	55	—
Current liabilities
Suppliers	—	190	—	122
Loans from related parties	—	62	—	52
Long-term liabilities
Long-term debt	—	1	—	18

	185	253	235	192

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31
	2005		2004		2003
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES
CST	—	—	251	—	136	—
NIBRASCO	280	310	147	80	116	133
SAMARCO	25	1	16	—	—	—
SIDERAR	11	—	86	—	53	—
ITABRASCO	158	65	84	1	61	20
HISPANOBRAS	170	185	97	—	66	69
KOBRASCO	170	113	92	2	62	57
USIMINAS	24	—	109	—	79	—
ALBRAS (to December 2003)	—	—	—	—	149	286
VALESUL	66	—	16	—	10	—
MRN	—	136	—	154	—	133
GIIC	157	—	74	—	—	—
MRS	4	385	—	80	—	—
Others	19	60	15	56	55	43

	1,084	1,255	987	373	787	741

These amounts are included in the following statement of income line items:

	Year ended December 31
	2005		2004		2003
	Income	Expense	Income	Expense	Income	Expense

Sales / Cost of iron ore and pellets	964	694	842	108	608	317
Revenues / expense from logistic services	4	387	95	80	13	—
Sales / Cost of aluminum products	66	136	16	144	153	421
Financial income/expenses	26	36	6	10	10	2
Others	24	2	28	31	3	1

	1,084	1,255	987	373	787	741

21	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent repricing of these instruments.

The market value of our listed long-term investments, where available, is disclosed in Note 13 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt (current portion not included) at December 31, 2005 and 2004 is estimated as follows:

	As of December 31
	2005	2004
Fair market value	4,076	3,355
Carrying value	3,714	3,214
Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

22	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not contract derivatives for speculative purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates	Currencies	Gold	Alumina	Aluminum	Total
	(LIBOR)
Unrealized gains (losses) at October 1, 2005	(7)	1	(37)	(30)	(99)	(172)
Financial settlement	1	—	4	11	10	26
Unrealized gains (losses) in the period	2	—	(16)	(36)	(76)	(126)
Effect of exchange rate changes	—	—	3	2	8	13

Unrealized gains (losses) at December 31, 2005	(4)	1	(46)	(53)	(157)	(259)

Unrealized gains (losses) at July 1, 2005	(9)	2	(30)	(22)	(54)	(113)
Financial settlement	—	(1)	3	7	7	16
Unrealized gains (losses) in the period	2	—	(8)	(13)	(47)	(66)
Effect of exchange rate changes	—	—	(2)	(2)	(5)	(9)

Unrealized gains (losses) at September 30, 2005	(7)	1	(37)	(30)	(99)	(172)

Unrealized gains (losses) at October 1, 2004	(31)	1	(32)	(37)	(65)	(164)
Financial settlement	12	—	4	—	—	16
Unrealized gains (losses) in the period	3	3	(5)	(14)	(54)	(67)
Effect of exchange rate changes	(1)	—	(4)	(4)	(8)	(17)

Unrealized gains (losses) at December 31, 2004	(17)	4	(37)	(55)	(127)	(232)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	9	(1)	11	34	36	89
Unrealized gains (losses) in the period	6	(2)	(17)	(28)	(60)	(101)
Effect of exchange rate changes	(2)	—	(3)	(4)	(6)	(15)

Unrealized gains (losses) at December 31, 2005	(4)	1	(46)	(53)	(157)	(259)

Unrealized gains (losses) at January 1, 2004	(46)	5	(32)	(18)	—	(91)
Loss recognized upon consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	29	(2)	4	—	—	31
Unrealized gains (losses) in the period	1	1	(5)	(33)	(98)	(134)
Effect of exchange rate changes	(1)	—	(4)	(4)	(9)	(18)

Unrealized gains (losses) at December 31, 2004	(17)	4	(37)	(55)	(127)	(232)

Unrealized gains (losses) at January 1, 2003	(60)	(1)	(15)	3	—	(73)
Financial settlement	30	—	8	—	—	38
Unrealized gains (losses) in the period	(3)	6	(24)	(22)	—	(43)
Effect of exchange rate changes	(13)	—	(1)	1	—	(13)

Unrealized gains (losses) at December 31, 2003	(46)	5	(32)	(18)	—	(91)

Changes for the three month periods ended December 31, 2005, September 30, 2005 and December 31, 2004 are unaudited.

Unrealized gains (losses) in the period are included in our income statement financial expenses and foreign exchange and monetary gains (losses), net:

Final maturity dates for the above instruments are as follows:

Interest rates (LIBOR)	Oct 2007
Gold	Dec 2008
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2008

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate — LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate — TJLP, fixed quarterly by the Brazilian Central Bank. We have used derivative instruments to mitigate the volatility in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, the majority of our revenues is denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs is denominated in Reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to mitigate the volatility of exchange rate.

From time to time we enter into cross-currency interest rate swap transactions seeking to change the characteristics of our real-denominated cash investments for US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future gold and alumina production. However, these may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

23	Information about independent auditors

Our consolidated financial statements are audited by PricewaterhouseCoopers Auditores Independentes, Brazil. The 2003 financial statements of certain of our subsidiaries and affiliates have been audited by independent auditors other than PricewaterhouseCoopers Auditores Independentes as described below, and, as mentioned in their report, PricewaterhouseCoopers Auditores Independentes has relied on such audits when expressing their opinion on our consolidated financial statements.

The following entities prepare financial statements accordance with US GAAP which are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States):

	Auditors	City	State	Country
Alumina do Norte do Brasil S.A. — ALUNORTE	Trevisan	RJ	RJ	Brazil
Alumínio Brasileiro S.A. — ALBRAS	Trevisan	RJ	RJ	Brazil
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	Deloitte	RJ	RJ	Brazil
Companhia Coreano Brasileira de Pelotização — KOBRASCO	Deloitte	Vitória	ES	Brazil
Companhia Hispano-Brasileira de Pelotização — HISPANOBRAS	Deloitte	Vitória	ES	Brazil
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	Deloitte	Vitória	ES	Brazil
Mineração Rio do Norte S.A.	Deloitte	RJ	RJ	Brazil
Navegação Vale do Rio Doce S.A. — DOCENAVE	Deloitte	RJ	RJ	Brazil
Rio Doce Manganês S.A.	Deloitte	Salvador	BA	Brazil
Urucum Mineração S.A.	Deloitte	Salvador	BA	Brazil
Valesul Alumínio S.A.	Deloitte	RJ	RJ	Brazil
Deloitte — Deloitte Touche Tohmatsu Auditores Independentes RJ — Rio de Janeiro ES — Espírito Santo BA — Bahia Trevisan — Trevisan Auditores Independentes

24	Subsequent events
1.	On January 05, 2006 CVRD’s wholly owned Finance subsidiary Vale Overseas Limited concluded a tender offer US$300 million 9.000% Guaranteed Notes due 2013.

2.	In January 2006, CVRD’s wholly owned Finance subsidiary Vale Overseas Limited issued US$1 billion 10-year 6.250% notes, payable semi-annually due 2016, at a price of 99.97% of the principal amount.

Supplemental Financial Information (Unaudited)
The following unaudited information provides additional details in relation to certain financial ratios.
EBITDA — Earnings Before Interest, Income Tax, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.
Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Supplemental information — Unaudited)

	As of and for the three month			As of and for the
	periods ended			year ended
	December	September	December	December	December
	31, 2005	30, 2005	31, 2004	31, 2005	31, 2004
Current debt
Current portion of long-term debt — unrelated parties	1,218	688	730	1,218	730
Short-term debt	15	171	74	15	74
Loans from related parties	62	51	52	62	52

	1,295	910	856	1,295	856

Long-term debt
Long-term debt — unrelated parties	3,714	3,031	3,214	3,714	3,214
Loans from related parties	1	1	18	1	18

	3,715	3,032	3,232	3,715	3,232

Gross debt (current plus long-term debt)	5,010	3,942	4,088	5,010	4,088

Interest paid over:
Short-term debt	(8)	(1)	(3)	(9)	(5)
Long-term debt	(55)	(71)	(82)	(243)	(295)

Interest paid	(63)	(72)	(85)	(252)	(300)
EBITDA	1,780	1,734	1,001	6,540	3,722
Stockholders’ equity	11,977	12,205	7,391	11,977	7,391
LTM EBITDA / LTM Interest paid	25.95	21.03	12.41	25.95	12.41
Gross Debt / LTM EBITDA	0.77	0.68	1.10	0.77	1.10
Gross debt / Equity Capitalization (%)	29	24	36	29	36

Financial expenses
Third party — local debt	(14)	(17)	(11)	(56)	(48)
Third party — foreign debt	(18)	(52)	(52)	(150)	(211)
Related party debt	(2)	2	—	(6)	(10)

Gross interest	(34)	(67)	(63)	(212)	(269)
Labor and civil claims and tax-related actions	(12)	(27)	(11)	(62)	(37)
Tax on financial transactions — CPMF	(19)	(15)	(11)	(59)	(38)
Derivatives (Interest rate / Currencies)	2	2	6	3	2
Derivatives (Gold / Alumina / Aluminium / Energy)	(115)	(66)	(73)	(119)	(136)
Others	(23)	(43)	(106)	(111)	(193)

	(201)	(216)	(258)	(560)	(671)

Financial income
Cash and cash equivalents	27	27	20	87	48
Others	4	9	21	36	34

	31	36	41	123	82

Financial expenses, net	(170)	(180)	(217)	(437)	(589)

Foreign exchange and monetary gain (losses) on liabilities(1)	(306)	319	370	519	184
Foreign exchange and monetary gain (losses) on assets	140	(156)	(95)	(220)	(119)

Foreign exchange and monetary gain (losses), net	(166)	163	275	299	65

Financial result, net	(336)	(17)	58	(138)	(524)

(1)	Includes foreign exchange gain(loss) on derivatives in the amount of US$ (13), US$ (2) , US$ 0 , US$ 14 and US$ 0 for the three-month periods ended December 31, 2005, September 30,2005 and December 31 2004 and for the year ended December 31, 2005 and December 31, 2004, respectively.

Calculation of EBITDA (Supplemental information — Unaudited)

				As of and for the
	As of and for the three months ended			year ended
	December	September	December	December	December
	31, 2005	30, 2005	31, 2004	31, 2005	31, 2004

Operating income	1,461	1,405	822	5,432	3,123
Depreciation	183	171	119	619	399

	1,644	1,576	941	6,051	3,522
Dividends received	136	158	60	489	200

EBITDA	1,780	1,734	1,001	6,540	3,722

Net operating revenues	3,598	3,445	2,317	12,792	8,066
Margin EBITDA	49.5%	50.3%	43.2%	51.1%	46.1%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	As of and for the three months ended						As of and for the year ended
	December 31, 2005		September 30, 2005		December 31, 2004		December 31, 2005		December 31, 2004
		Operating		Operating		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	1,196	1,196	1,317	1,317	721	721	4,841	4,841	2,573	2,573
Income tax	(36)	(36)	102	102	386	386	126	126	316	316
Income tax cash	92	—	172	—	10	—	754	—	433	—
Equity in results of affiliates and joint ventures and			—	—
change in
provision
for losses
on equity
investments	(213)	(213)	(194)	(194)	(179)	(179)	(760)	(760)	(542)	(542)
Foreign exchange and monetary losses	166	235	(163)	(201)	(275)	(106)	(299)	(237)	(65)	112
Financial expenses	170	140	180	77	217	38	437	163	589	93
Minority interests	86	86	117	117	32	32	459	459	223	223
Gain on sale of investments	—	—	(126)	(126)	(90)	(90)	(126)	(126)	(404)	(404)
Net working capital	—	(167)	—	354	—	48	—	(307)	—	319
Others	—	(44)	—	13	—	42	—	(106)	—	182

Operating income	1,461	1,197	1,405	1,459	822	892	5,432	4,053	3,123	2,872
Depreciation, depletion and amortization	183	183	171	171	119	119	619	619	399	399
Dividends received	136	136	158	158	60	60	489	489	200	200

	1,780	1,516	1,734	1,788	1,001	1,071	6,540	5,161	3,722	3,471

Operating cash flows		1,516		1,788		1,071		5,161		3,471

Income tax		92		172		10		754		433
Foreign exchange and monetary losses		(69)		38		(169)		(62)		(177)
Financial expenses		30		103		179		274		496
Net working capital		167		(354)		(48)		307		(319)
Others		44		(13)		(42)		106		(182)

EBITDA		1,780		1,734		1,001		6,540		3,722

Board of Directors, Fiscal Council and Executive Officers
Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Arlindo Magno de Oliveira
Eduardo Fernando Jardim Pinto
Erik Persson
Jorge Luiz Pacheco
Jaques Wagner
Hiroshi Tada
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Francisco Augusto da Costa e Silva
Advisory Committees of the Board of Directors
Accounting Committee
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Luciano Coutinho
Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara
Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni
Fiscal Council
Marcelo Amaral Moraes
Chairman
Anibal Moreira dos Santos
Joaquim Vieira Ferreira Levy
Jose Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer
Murilo de Oliveira Ferreira
Executive Officer for Equity Holdings and
Business Development
Jose Carlos Martins
Executive Officer for Ferrous Minerals
Carla Grasso
Executive Officer for Human Resources and
Corporate Services
José Lancaster
Executive Officer for Non-Ferrous Minerals
Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relation
Gabriel Stoliar
Executive Officer for Planning
Guilherme Rodolfo Laager
Executive Officer for Logistics
Otto de Souza Marques Junior
Chief Officer of Control Department
Marcus Vinícius Dias Severini
Chief Accountant
CRC-RJ 093982/O-3

Equity Investee Information — 12/31/2005

EQUITY INVESTEE INFORMATION — 12/31/2005
Aluminum Area — Valesul (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	12	12	8	11	43	15	15	12	12	54
Quantity sold — internal market	MT (thousand)	11	12	12	16	51	10	10	12	12	44

Quantity sold — total	MT (thousand)	23	24	20	27	94	25	25	24	24	98

Average sales price — external market	US$	1,927.69	2,030.87	1,999.47	2,119.86	2,019.00	1,676.30	1,802.97	1,782.17	1,846.29	1,772.79
Average sales price — internal market	US$	2,578.41	2,674.31	2,565.35	2,833.68	2,677.99	2,240.26	2,214.30	2,330.97	2,435.48	2,312.34
Average sales price — total	US$	2,494.08	2,216.68	2,339.00	2,542.86	2,404.27	1,903.80	1,969.71	2,063.19	2,137.55	2,016.89
Long-term indebtedness, gross	US$	—	—	—	—	—	1	—	—	—	—
Short-term indebtedness, gross	US$	1	—	—	—	—	1	1	1	—	—

Total indebtedness, gross	US$	1	—	—	—	—	2	1	1	—	—

Stockholders’ equity	US$	106	114	117	107	107	92	80	94	101	101

Net operating revenues	US$	48	50	46	59	203	44	48	46	47	185
Cost of products	US$	(41)	(46)	(47)	(55)	(189)	(35)	(37)	(38)	(37)	(147)
Other expenses / revenues	US$	—	1	—	(6)	(5)	(1)	(2)	(1)	(1)	(5)
Depreciation, amortization and depletion	US$	1	1	(1)	4	5	1	1	2	1	5

EBITDA ———————————>	US$	8	6	(2)	2	14	9	10	9	10	38
Depreciation, amortization and depletion	US$	(1)	(1)	1	(4)	(5)	(1)	(1)	(2)	(1)	(5)

EBIT —————————————>	US$	7	5	(1)	(2)	9	8	9	7	9	33
Net financial result	US$	1	(1)	—	—	—	—	—	1	1	2

Income before income tax and social contribution	US$	8	4	(1)	(2)	9	8	9	8	10	35
Income tax and social contribution	US$	(3)	(2)	(2)	(2)	(9)	(2)	(2)	(2)	(3)	(9)

Net income —————————>	US$	5	2	(3)	(4)	—	6	7	6	7	26

Aluminum Area — MRN (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,426	1,461	1,433	1,509	5,829	1,106	1,157	1,699	1,715	5,677
Quantity sold — internal market	MT (thousand)	2,431	2,972	3,165	3,398	11,966	2,198	2,834	2,728	3,016	10,776

Quantity sold — total	MT (thousand)	3,857	4,433	4,598	4,907	17,795	3,304	3,991	4,427	4,731	16,453

Average sales price — external market	US$	26.01	26.61	27.23	27.67	26.89	22.00	22.70	23.89	25.10	23.64
Average sales price — internal market	US$	22.27	22.78	23.31	23.69	23.07	18.84	19.43	20.45	21.49	20.14
Average sales price — total	US$	24.14	24.70	25.27	24.91	24.78	19.90	20.38	21.77	22.80	21.35
Long-term indebtedness, gross	US$	26	17	7	5	5	40	60	53	40	40
Short-term indebtedness, gross	US$	189	238	216	170	170	192	171	149	150	150

Total indebtedness, gross	US$	215	255	223	175	175	232	231	202	190	190

Stockholders’ equity	US$	396	362	405	442	442	394	380	419	427	427

Net operating revenues	US$	84	99	104	114	401	62	78	89	96	325
Cost of products	US$	(40)	(49)	(52)	(63)	(204)	(29)	(38)	(39)	(46)	(152)
Other expenses/revenues	US$	(1)	(1)	(6)	(5)	(13)	(1)	1	(4)	—	(4)
Depreciation, amortization and depletion	US$	13	13	14	13	53	13	14	7	20	54

EBITDA ——————————>	US$	56	62	60	59	237	45	55	53	70	223
Depreciation, amortization and depletion	US$	(13)	(13)	(14)	(13)	(53)	(13)	(14)	(7)	(20)	(54)

EBIT ———————————>	US$	43	49	46	46	184	32	41	46	50	169
Net financial result	US$	(1)	(2)	3	(2)	(2)	(2)	(1)	(2)	(5)	(10)

Income before income tax and social contribution	US$	42	47	49	44	182	30	40	44	45	159
Income tax and social contribution	US$	(4)	(5)	(6)	(7)	(22)	(4)	(4)	(4)	(5)	(17)

Net income	US$	38	42	43	37	160	26	36	40	40	142

Aluminum Area — Albras (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	104	106	106	110	426	94	115	96	108	413
Quantity sold — internal market	MT (thousand)	5	4	6	6	21	3	4	5	5	17

Quantity sold — total	MT (thousand)	109	110	112	116	447	97	119	101	113	430

Average sales price — external market	US$	1,787.71	1,819.42	1,754.44	1,844.43	1,801.97	1,565.46	1,626.62	1,644.42	1,728.79	1,643.55
Average sales price — internal market	US$	1,860.15	1,874.87	1,588.67	1,310.50	1,628.35	1,618.11	1,660.01	1,700.23	1,787.36	1,701.90
Average sales price — total	US$	1,790.92	1,821.74	1,745.56	1,816.81	1,793.81	1,567.28	1,627.72	1,647.09	1,731.32	1,645.86
Long-term indebtedness, gross	US$	172	152	132	237	237	319	264	244	202	202
Short-term indebtedness, gross	US$	23	142	190	172	172	—	—			—

Total indebtedness, gross	US$	195	294	322	409	409	319	264	244	202	202

Stockholders’ equity	US$	379	474	494	455	455	226	273	327	381	381

Net operating revenues	US$	195	199	196	213	803	153	193	166	195	707
Cost of products	US$	(131)	(139)	(139)	(152)	(561)	(88)	(112)	(97)	(138)	(435)
Other expenses/revenues	US$	(10)	(8)	(10)	(14)	(42)	(11)	(7)	(5)	(13)	(36)
Depreciation, amortization and depletion	US$	4	5	12	5	26	4	3	3	4	14

EBITDA ————————————>	US$	58	57	59	52	226	58	77	67	48	250
Depreciation, amortization and depletion	US$	(4)	(5)	(12)	(5)	(26)	(4)	(3)	(3)	(4)	(14)

EBIT ————————————>	US$	54	52	47	47	200	54	74	64	44	236
Impairment	US$	—		—		—	(1)	—	—	—	(1)
Net financial result	US$	(2)	86	(42)	(102)	(60)	(35)	(18)	(18)	(56)	(127)

Income (loss) before income tax and social contribution	US$	52	138	5	(55)	140	18	56	46	(12)	108
Income tax and social contribution	US$	(32)	(17)	(12)	38	(23)	(11)	8	(11)	40	26

Net income (loss)	US$	20	121	(7)	(17)	117	7	64	35	28	134

Aluminum Area — Alunorte (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	395	366	404	393	1,558	439	343	487	414	1,683
Quantity sold — internal market	MT (thousand)	263	249	271	246	1,029	231	212	216	218	877

Quantity sold — total	MT (thousand)	658	615	675	639	2,587	670	555	703	632	2,560

Average sales price — external market	US$	244.47	249.98	239.25	261.44	248.69	204.29	234.99	225.85	230.49	223.23
Average sales price — internal market	US$	231.66	234.08	204.17	219.59	222.12	207.14	210.68	206.77	221.70	211.52
Average sales price — total	US$	239.35	241.38	225.17	245.33	237.61	205.30	225.71	222.76	227.46	219.99
Long-term indebtedness, gross	US$	464	454	546	582	582	361	351	334	402	402
Short-term indebtedness, gross	US$	33	—	34	1	1	90	64	58	9	9

Total indebtedness, gross	US$	497	454	580	583	583	451	415	392	411	411

Stockholders’ equity	US$	592	810	890	855	855	278	346	439	551	551

Net operating revenues	US$	152	142	152	157	603	133	122	150	140	545
Cost of products	US$	(91)	(99)	(117)	(119)	(426)	(83)	(71)	(96)	(86)	(336)
Other expenses/revenues	US$	(5)	(3)	(2)	2	(8)	(2)	(2)	(2)	(5)	(11)
Depreciation, amortization and depletion	US$	6	6	7	6	25	4	5	5	5	19

EBITDA ————————————>	US$	62	46	40	46	194	52	54	57	54	217
Depreciation, amortization and depletion	US$	(6)	(6)	(7)	(6)	(25)	(4)	(5)	(5)	(5)	(19)

EBIT ————————————>	US$	56	40	33	40	169	48	49	52	49	198
Net financial result	US$	(7)	75	13	(71)	10	(29)	(30)	20	2	(37)

Income (loss) before income tax and social contribution	US$	49	115	46	(31)	179	19	19	72	51	161
Income tax and social contribution	US$	(6)	(23)	(12)	9	(32)	2	20	(10)	(7)	5

Net income (loss)	US$	43	92	34	(22)	147	21	39	62	44	166

Pelletizing Affiliates — Kobrasco (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	597	980	782	829	3,188	617	437	852	549	2,455
Quantity sold — internal market	MT (thousand)	662	329	400	310	1,701	623	460	320	544	1,947

Quantity sold — total	MT (thousand)	1,259	1,309	1,182	1,139	4,889	1,240	897	1,172	1,093	4,402

Average sales price — external market	US$	38.08	71.48	75.54	73.27	66.69	34.27	38.04	37.94	38.20	37.09
Average sales price — internal market	US$	39.32	73.80	71.98	72.85	59.78	33.26	39.59	38.96	39.36	37.40
Average sales price — total	US$	38.73	72.26	74.34	73.16	64.34	33.76	38.84	38.22	38.77	37.24

Long-term indebtedness, gross	US$	87	70	49	27	27	97	92	87	83	83

Total indebtedness, gross	US$	87	70	49	27	27	97	92	87	83	83

Stockholders’ equity	US$	31	62	74	82	82	4	4	15	25	25

Net operating revenues	US$	48	95	88	83	314	42	35	45	42	164
Cost of products	US$	(36)	(61)	(61)	(60)	(218)	(37)	(30)	(36)	(34)	(137)
Other expenses/revenues	US$	(1)	(3)	(12)	—	(16)	1	3	(2)	(1)	1
Depreciation, amortization and depletion	US$	1	1	1	1	4	1	1	1	1	4

EBITDA ——————>	US$	12	32	16	24	84	7	9	8	8	32
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)	(1)	(1)	(1)	(1)	(4)

EBIT ——————>	US$	11	31	15	23	80	6	8	7	7	28
Net financial result	US$	(2)	10	2	(3)	7	(1)	(7)	7	6	5

Income (loss) before income tax and social contribution	US$	9	41	17	20	87	5	1	14	13	33
Income tax and social contribution	US$	(3)	(14)	(10)	(7)	(34)	(2)	—	(5)	(5)	(12)

Net income (loss)	US$	6	27	7	13	53	3	1	9	8	21

Pelletizing Affiliates — Hispanobras (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	500	459	320	331	1,610	425	99	246	442	1,212
Quantity sold — internal market	MT (thousand)	620	550	730	685	2,585	460	790	795	675	2,720

Quantity sold — total	MT (thousand)	1,120	1,009	1,050	1,016	4,195	885	889	1,041	1,117	3,932

Average sales price — external market	US$	38.46	69.35	72.19	71.87	60.84	32.48	57.40	38.57	39.18	38.20
Average sales price — internal market	US$	38.43	50.85	74.00	73.14	60.32	31.18	42.37	37.67	38.62	38.17
Average sales price — total	US$	38.45	59.27	73.45	72.73	60.52	31.83	44.04	37.88	38.84	38.18

Stockholders’ equity	US$	51	82	68	73	73	33	37	43	50	50

Net operating revenues	US$	43	108	76	75	302	28	40	40	43	151
Cost of products	US$	(34)	(62)	(51)	(59)	(206)	(27)	(31)	(32)	(38)	(128)
Other expenses/revenues	US$	(2)	—	(1)	(3)	(6)	1	1	—	3	5
Depreciation, amortization and depletion	US$	1	1	—	—	2	1	—	—	2	3

EBITDA ————————————>	US$	8	47	24	13	92	3	10	8	10	31
Depreciation, amortization and depletion	US$	(1)	(1)	—		(2)	(1)	—	—	(2)	(3)

EBIT —————————————>	US$	7	46	24	13	90	2	10	8	8	28
Net financial result	US$	—	(3)	(1)	—	(4)	—	—	(2)	(1)	(3)

Income (loss) before income tax and social contribution	US$	7	43	23	13	86	2	10	6	7	25
Income tax and social contribution	US$	(3)	(15)	(8)	(5)	(31)	(1)	(3)	(2)	(2)	(8)

Net income	US$	4	28	15	8	55	1	7	4	5	17

Pelletizing Affiliates — Itabrasco (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	769	730	670	688	2,857	762	903	486	674	2,825
Quantity sold — internal market	MT (thousand)	176	230	340	189	935	—	105	260	407	772

Quantity sold — total	MT (thousand)	945	960	1,010	877	3,792	762	1,008	746	1,081	3,597

Average sales price — external market	US$	39.14	71.97	73.16	73.70	63.83	32.84	43.39	39.02	39.15	38.78
Average sales price — internal market	US$	39.40	73.27	73.78	73.57	67.14	—	38.29	39.33	39.28	39.16
Average sales price — total	US$	39.18	72.29	73.37	73.67	64.65	32.84	42.86	39.13	39.20	38.86

Short-term indebtedness, gross	US$	4	9	—	—	—	1	8	1	—	—

Total indebtedness, gross	US$	4	9	—	—	—	1	8	1	—	—

Stockholders’ equity	US$	37	69	63	65	65	23	26	30	36	36

Net operating revenues	US$	37	101	65	59	262	25	43	29	43	140
Cost of products	US$	(31)	(59)	(45)	(50)	(185)	(24)	(35)	(25)	(36)	(120)
Other expenses/revenues	US$	(2)	(1)	(3)	(1)	(7)	—	—	—	(3)	(3)
Depreciation, amortization and depletion	US$	—	(1)		—	(1)	—	—	—	—	—

EBITDA ——————————>	US$	4	40	17	8	69	1	8	4	4	17
Depreciation, amortization and depletion	US$	—	1		—	1	—	—	—	—	—

EBIT ———————————>	US$	4	41	17	8	70	1	8	4	4	17
Net financial result	US$	—		(3)	—	(3)	—		—		—

Income before income tax and social contribution	US$	4	41	14	8	67	1	8	4	4	17
Income tax and social contribution	US$	(3)	(13)	(6)	(3)	(25)	—	(3)	(1)	(1)	(5)

Net income	US$	1	28	8	5	42	1	5	3	3	12

Pelletizing Affiliates — Nibrasco (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	675	627	827	807	2,936	563	803	776	833	2,975
Quantity sold — internal market — CVRD	MT (thousand)	996	1,149	1,000	1,289	4,434	1,327	903	899	779	3,908
Quantity sold — internal market — Others	MT (thousand)	35	34	35	34	138	33	33	31	30	127

Quantity sold — total	MT (thousand)	1,706	1,810	1,862	2,130	7,508	1,923	1,739	1,706	1,642	7,010

Average sales price — external market	US$	37.13	64.94	86.42	80.36	68.84	31.45	34.49	40.37	36.40	35.98
Average sales price — internal market	US$	37.77	68.70	106.16	70.54	70.74	31.51	35.96	37.51	37.40	35.09
Average sales price — total	US$	37.51	67.39	97.22	73.13	69.63	31.49	33.23	38.84	36.90	34.98

Long-term indebtedness, gross	US$	4	4	4	3	3	—	—	3	4	4
Short-term indebtedness, gross	US$	—		—	—	—	1	—	—	—	—

Total indebtedness, gross	US$	4	4	4	3	3	1	—	3	4	4

Stockholders’ equity	US$	65	67	94	118	118	40	41	50	60	60

Net operating revenues	US$	69	134	132	169	504	65	66	73	67	271
Cost of products	US$	(59)	(96)	(88)	(121)	(364)	(59)	(57)	(62)	(51)	(229)
Other expenses/revenues	US$	(1)	(2)	(6)	(5)	(14)	2	4	(2)	(9)	(5)
Depreciation, amortization and depletion	US$	1	1	—	1	3	1	1	—	1	3

EBITDA ———————————>	US$	10	37	38	44	129	9	14	9	8	40
Depreciation, amortization and depletion	US$	(1)	(1)	—	(1)	(3)	(1)	(1)	—	(1)	(3)

EBIT ————————————>	US$	9	36	38	43	126	8	13	9	7	37
Impairment	US$	—				—	—	—	—	—	—
Net financial result	US$	—	(1)	(4)	—	(5)	—	—	(1)	3	2

Income (loss) before income tax and social contribution	US$	9	35	34	43	121	8	13	8	10	39
Income tax and social contribution	US$	(4)	(12)	(12)	(16)	(44)	(3)	(4)	(3)	(4)	(14)

Net income (loss)	US$	5	23	22	27	77	5	9	5	6	25

Pelletizing Affiliates — Samarco (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	3,297	3,024	3,666	4,089	14,076	3,462	3,177	3,264	3,918	13,821
Quantity sold — Iron ore	MT (thousand)	239	431	407	330	1,407	497	471	688	367	2,023
Average sales price — Pellets	US$	43.88	76.50	80.98	79.60	70.93	39.31	39.11	38.89	40.62	39.54
Average sales price — Iron ore	US$	31.04	32.18	38.68	37.23	35.05	16.88	19.66	21.78	21.28	19.99

Long-term indebtedness, gross	US$	52	42	41	39	39	21	46	42	58	58
Short-term indebtedness, gross	US$	156	140	156	299	299	174	153	139	141	141

Total indebtedness, gross	US$	208	182	197	338	338	195	199	181	199	199

Stockholders’ equity	US$	468	588	632	576	576	379	331	394	441	441

Net operating revenues	US$	154	226	319	333	1,032	129	132	142	162	565
Cost of products	US$	(65)	(68)	(98)	(113)	(344)	(59)	(53)	(60)	(71)	(243)
Other expenses/revenues	US$	(7)	(29)	(21)	(8)	(65)	(11)	(15)	(14)	(19)	(59)
Depreciation, amortization and depletion	US$	7	7	8	8	30	6	6	7	7	26

EBITDA ————————————>	US$	89	136	208	220	653	65	70	75	79	289
Depreciation, amortization and depletion	US$	(7)	(7)	(8)	(8)	(30)	(6)	(6)	(7)	(7)	(26)

EBIT —————————————>	US$	82	129	200	212	623	59	64	68	72	263
Impairment		—			—	—	—	—	—		—
Gain on investments accounted for by the equity method	US$	2	3	4	—	9	4	(2)	7	2	11
Net financial result	US$	(2)	3	(9)	(6)	(14)	(2)	(17)	13	—	(6)

Income (loss) before income tax and social contribution	US$	82	135	195	206	618	61	45	88	74	268
Income tax and social contribution	US$	(13)	(22)	(33)	(36)	(104)	(10)	(6)	(19)	—	(35)

Net income (loss)	US$	69	113	162	170	514	51	39	69	74	233

Pelletizing Affiliates — GIIC (Additional information — Unaudited)

		2005					2004
		As of and for the three-months ended					As of and for the three-months ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	710	1,058	893	932	3,593	906	683	1,003	1,092	3,684

Average sales price — external market	US$	88.06	118.15	109.34	108.11	107.41	52.68	58.27	55.78	54.82	55.19

Long-term indebtedness, gross	US$	10	10	5	5	5	20	20	25	25	25

Total indebtedness, gross	US$	10	10	5	5	5	20	20	25	25	25

Stockholders’ equity	US$	114	139	127	123	123	76	77	86	90	90

Net operating revenues	US$	62	125	98	101	386	48	40	55	67	210
Cost of products	US$	(38)	(65)	(55)	(58)	(216)	(36)	(33)	(44)	(49)	(162)
Other expenses/revenues	US$	(1)	(13)	(15)	(8)	(37)	(4)	(3)	(3)	(6)	(16)
Depreciation, amortization and depletion	US$	1	1		1	3	1	1	—	1	3

EBITDA ————————————>	US$	24	48	28	36	136	9	5	8	13	35
Depreciation, amortization and depletion	US$	(1)	(1)		(1)	(3)	(1)	(1)	—	(1)	(3)

EBIT —————————————>	US$	23	47	28	35	133	8	4	8	12	32
Net financial result	US$				1	1	—	—	—	—	—

Net income	US$	23	47	28	36	134	8	4	8	12	32

Manganese and Ferroalloys Area — RDM (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market — Ferroalloys	MT (thousand)	34	57	50	32	173	37	31	39	38	145
Quantity sold — internal market — Ferroalloys	MT (thousand)	36	41	33	35	145	45	47	40	42	174

Quantity sold — total	MT (thousand)	70	98	83	67	318	82	78	79	80	319

Quantity sold — external market — Manganese	MT (thousand)	355	312	419	334	1,420	213	350	465	421	1,449
Quantity sold — internal market — Manganese	MT (thousand)	69	68	76	46	259	72	72	61	78	283

Quantity sold — total	MT (thousand)	424	380	495	380	1,679	285	422	526	499	1,732

Average sales price — external market — Ferroalloys	US$	1,477.75	799.63	599.86	586.00	835.65	713.01	1,006.84	1,151.05	1,229.41	1,028.98
Average sales price — internal market — Ferroalloys	US$	1,010.90	1,385.38	717.24	738.97	984.32	700.76	1,038.88	1,484.10	1,496.32	1,164.20
Average sales price — total	US$	1,237.52	1,049.97	646.53	665.91	905.04	706.34	1,026.72	1,316.89	1,366.98	1,101.56

Average sales price — external market — Manganese	US$	71.67	79.40	78.23	75.24	76.14	44.98	48.51	56.12	72.01	57.26
Average sales price — internal market — Manganese	US$	72.19	72.64	76.16	82.54	75.31	45.15	55.80	54.94	53.41	52.25
Average sales price — total	US$	72.10	73.80	77.91	76.12	75.11	45.02	49.76	55.98	69.10	56.44

Long-term indebtedness, gross	US$	8	48	50	90	90	12	11	12	11	11
Short-term indebtedness, gross	US$	34					40	34	33	31	31

Total indebtedness, gross	US$	42	48	50	90	90	52	45	45	42	42

Stockholders’ equity	US$	362	295	310	270	270	218	234	302	349	349

Net operating revenues	US$	105	110	92	61	368	62	87	118	128	395
Cost of products	US$	(54)	(73)	(67)	(57)	(251)	(38)	(37)	(46)	(59)	(180)
Other expenses/revenues	US$	(5)	(14)	(25)	(31)	(75)	(10)	(7)	(11)	(28)	(56)
Depreciation, amortization and depletion	US$	2	3	2	2	9	2	2	1	2	7

EBITDA ——————————>	US$	48	26	2	(25)	51	16	45	62	43	166
Depreciation, amortization and depletion	US$	(2)	(3)	(2)	(2)	(9)	(2)	(2)	(1)	(2)	(7)

EBIT ———————————>	US$	46	23		(27)	42	14	43	61	41	159
Impairment	US$	1				1	—	—	—	(2)	(2)
Net financial result	US$		(11)	(2)	3	(10)	1	1	(4)	(5)	(7)

Income before income tax and social contribution	US$	47	12	(2)	(24)	33	15	44	57	34	150
Income tax and social contribution	US$	(12)	(2)		(2)	(16)	(2)	(14)	(11)	(12)	(39)

Net income	US$	35	10	(2)	(26)	17	13	30	46	22	111

Manganese and Ferroalloys Area — Urucum (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market — Iron ore	MT (thousand)	222	263	279	198	962	127	106	254	172	659
Quantity sold — internal market — Iron ore	MT (thousand)	1	—	4	17	22	—	3	—	46	49

Quantity sold — total	MT (thousand)	223	263	283	215	984	127	109	254	218	708

Quantity sold — external market — Manganese	MT (thousand)	26	50	7	38	121	22	4	39	56	121
Quantity sold — internal market — Manganese	MT (thousand)	64	48	48	36	196	50	62	52	50	214

Quantity sold — total	MT (thousand)	90	98	55	74	317	72	66	91	106	335

Quantity sold — external market — Ferroalloys	MT (thousand)	5	4	2	2	13	4	4	4	3	15
Quantity sold — internal market — Ferroalloys	MT (thousand)	—	—	2	4	6	1	—	—	—	1

Quantity sold — total	MT (thousand)	5	4	4	6	19	5	4	4	3	16

Average sales price — external market — Iron ore	US$	17.89	32.72	34.19	32.09	29.59	15.05	19.09	19.18	18.45	18.18
Average sales price — internal market — Iron ore	US$	2.63	—	23.25	22.53	21.76	—	2.28	—	37.13	35.00
Average sales price — total	US$	17.85	32.72	34.04	31.33	29.43	15.05	18.63	19.18	22.39	19.34

Average sales price — external market — Manganese	US$	115.85	98.34	124.86	67.37	93.91	49.84	54.87	45.72	45.33	46.59
Average sales price — internal market — Manganese	US$	72.57	114.52	107.81	111.19	98.57	44.19	47.69	55.82	68.27	53.66
Average sales price — total	US$	85.16	106.27	109.98	88.69	96.82	45.92	48.10	51.53	56.10	51.09

Average sales price — external market — Ferroalloys	US$	918.43	775.24	942.00	798.00	859.47	564.53	863.73	1,285.47	1,227.89	969.24
Average sales price — internal market — Ferroalloys	US$	—	—	210.00	622.86	485.24	394.48	—	—	—	394.48
Average sales price — total	US$	918.43	775.24	576.00	681.24	741.29	546.44	863.73	1,285.47	1,227.89	938.29

Long-term indebtedness, gross	US$	12	17	19	23	23	—	3	1	8	8
Short-term indebtedness, gross	US$	—					4	1	1	—	—

Total indebtedness, gross	US$	12	17	19	23	23	4	4	2	8	8

Stockholders’ equity	US$	18	17	21	17	17	15	9	14	13	13

Net operating revenues	US$	15	20	19	17	71	7	8	13	15	43
Cost of products	US$	(7)	(7)	(7)	(12)	(33)	(3)	(4)	(5)	(7)	(19)
Other expenses/revenues	US$	(2)	(5)	(4)	(7)	(18)	(2)	(1)	(2)	(8)	(13)
Depreciation, amortization and depletion	US$			1		1	—	—	—	(1)	(1)

EBITDA —>	US$	6	8	8	(2)	21	2	3	6	(1)	10
Depreciation, amortization and depletion	US$			(1)		(1)	—	—	—	1	1

EBIT —>	US$	6	8	8	(2)	20	2	3	6	—	11
Net financial result	US$		(3)	(3)	1	(5)	—	—	—	(1)	(1)

Income before income tax and social contribution	US$	6	5	5	(1)	15	2	3	6	(1)	10
Income tax and social contribution	US$	(2)	(2)	(2)	(1)	(7)	(1)	(1)	(2)	—	(4)

Net income	US$	4	3	3	(2)	8	1	2	4	(1)	6

Manganese and Ferroalloys Area — RDME (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market — Sinter	MT (thousand)	47	27	11	25	110	66	86	88	38	278
Quantity sold — external market — Manganese	MT (thousand)	45	6	28	77	156	55	33	68	15	171
Quantity sold — external market — Ferroalloys	MT (thousand)	50	51	38	31	170	64	41	47	41	193
Average sales price — external market — Sinter	US$	134.00	155.00	157.00	120.52	138.39	103.70	108.70	95.68	118.63	104.75
Average sales price — external market — Manganese	US$	122.00	139.00	147.93	99.97	116.43	73.22	78.16	100.35	83.18	85.84
Average sales price — external market — Ferroalloys	US$	1,049.00	739.00	571.87	574.13	762.75	588.12	954.98	1,213.38	1,295.42	968.57
Long-term indebtedness, gross	US$	3	2	2			3	3	3	3	3
Short-term indebtedness, gross	US$		1		4	4	—	—			—

Total indebtedness, gross	US$	3	3	2	4	4	3	3	3	3	3

Stockholders’ equity	US$	107	98	95	87	87	67	67	86	105	105

Net operating revenues	US$	68	52	36	35	191	51	55	72	60	238
Cost of products	US$	(57)	(48)	(38)	(36)	(179)	(47)	(51)	(46)	(44)	(188)
Other expenses/revenues	US$	(2)	(4)	(2)	(7)	(15)	(1)	(3)	(8)	(1)	(13)
Depreciation, amortization and depletion	US$	1	1	1	1	4	1	1	2	1	5

EBITDA ————————————>	US$	10	1	(3)	(7)	1	4	2	20	16	42
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)	(1)	(1)	(2)	(1)	(5)

EBIT ————————————>	US$	9		(4)	(8)	(3)	3	1	18	15	37
Net financial result	US$						—	—	—	—	—

Income before income tax and social contribution	US$	9		(4)	(8)	(3)	3	1	18	15	37
Income tax and social contribution	US$	(3)		1	1	(1)	—	—	—	(5)	(5)

Net income	US$	6		(3)	(7)	(4)	3	1	18	10	32

Steel Area — CSI (Additional information — Unaudited)

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	448	428	459	479	1,814	566	530	558	452	2,106

Average sales price — external market	US$	746.28	709.09	627.27	627.43	676.01	419.00	539.53	694.15	748.56	592.97

Stockholders’ equity	US$	280	324	307	320	320	205	232	264	298	298

Net operating revenues	US$	339	307	288	300	1234	233	288	389	340	1,250
Cost of products / Other expenses	US$	(291)	(284)	(283)	(262)	(1120)	(226)	(234)	(287)	(277)	(1,024)
Other expenses/revenues	US$	(7)	(4)	(4)	(8)	(23)	—	—	(1)	—	(1)
Depreciation, amortization and depletion	US$	7	6	6	7	26	7	6	6	6	25

EBITDA ————————————>	US$	48	25	6	37	117	14	60	107	69	250
Depreciation, amortization and depletion	US$	(7)	(6)	(6)	(7)	(26)	(7)	(6)	(6)	(6)	(25)

EBIT ————————————>	US$	41	19		30	91	7	54	101	63	225
Net financial result	US$	(3)	(3)	(3)	(2)	(11)	(5)	(11)	(18)	(5)	(39)
Gain on investments accounted for by the equity method	US$						(2)	4	(5)	1	(2)

Income (loss) before income tax and social contribution	US$	38	16	(3)	28	80	—	47	78	59	184
Income tax and social contribution	US$	(16)	(6)	1	(16)	(37)	(1)	(18)	(32)	(24)	(75)

Net income (loss)	US$	22	10	(2)	12	43	(1)	29	46	35	109

Logistics Area — Docenave (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
		As of and for the three-months ended					As of and for the three-months ended
				September	December				September	December
Information		March 31	June 30	30	31	Total	March 31	June 30	30	31	Total

Shipping: Quantity sold — External market:
. Bulk transportation (ore oil)	MT (thousand)	889	881	777	812	3,359	1,426	1,430	1,047	1,228	5,131
. Containers (TEUS)	TEUS	9,888	8,845	8,907	6,663	34,303	7,444	8,674	10,194	10,991	37,303
. TUG (maneuver)	Maneuver	556	804	991	416	2,767	698	623	617	819	2,757

Shipping: Quantity sold — Domestic market:
. Bulk transportation (ore oil)	MT (thousand)	345	291	330	—	966	129	495	573	411	1,608
. Containers (TEUS)	TEUS	13,826	12,964	14,288	18,432	59,510	14,532	15,916	15,895	15,064	61,407
. TUG (maneuver)	Maneuver	1,126	968	899	1,512	4,505	912	986	1,135	926	3,959

Average sales price — Shipping — external market:
. Bulk transportation (ore oil)	US$	15.55	11.25	14.89	16.85	14.58	10.83	11.83	16.47	16.21	13.55
. Containers (TEUS)	US$	616.40	753.31	713.37	1,048.33	760.78	569.99	585.77	605.55	778.73	644.88
. TUG (maneuver)	US$	3,453.24	3,075.23	3,112.53	5,921.07	3,592.40	3,005.73	3,321.03	3,414.91	3,063.49	3,185.71

Average sales price — Shipping — domestic market:
. Bulk transportation (ore oil)	US$	9.88	7.56	7.00	—	8.20	3.81	8.37	7.23	11.68	8.44
. Containers (TEUS)	US$	817.37	865.17	893.48	794.24	838.89	594.62	619.63	681.54	628.98	632.03
. TUG (maneuver)	US$	3,449.38	3,931.46	4,362.93	2,996.97	3,583.43	3,003.29	3,294.12	3,376.21	3,019.44	3,186.41

Long-term indebtedness, gross	US$	1		—	—	—	1	1	1	1	1
Short-term indebtedness, gross	US$	—	1	1	—	—	1	1	1	1	1

Total indebtedness, gross	US$	1	1	1	—	—	2	2	2	2	2

Stockholders’ equity	US$	102	113	127	137	137	89	95	111	91	91

Net operating revenues	US$	39	35	38	40	152	33	39	44	47	163
Cost of products	US$	(24)	(22)	(24)	(29)	(99)	(27)	(26)	(30)	(35)	(118)
Other expenses/revenues	US$	(1)	(1)	1	(2)	(3)	(3)	(2)	(1)	(6)	(12)
Depreciation, amortization and depletion	US$	1	1	1	1	4	—	1	1	1	3

EBITDA ——————————>	US$	15	13	16	10	54	3	12	14	7	36
Depreciation, amortization and depletion	US$	(1)	(1)	(1)	(1)	(4)	—	(1)	(1)	(1)	(3)

EBIT ———————————>	US$	14	12	15	9	50	3	11	13	6	33
Net financial result	US$	1	(8)	(4)	9	(2)	5	4	(2)	(4)	3

Income (loss) before income tax and social contribution	US$	15	4	11	18	48	8	15	11	2	36
Income tax and social contribution	US$	(4)	(3)	(4)	(2)	(13)	(1)	—	(3)	(1)	(5)

Net income (loss)	US$	11	1	7	16	35	7	15	8	1	31

Logistics Area — FCA (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
		As of and for the three-months ended					As of and for the three-months ended
					December				September	December
Information		March 31	June 30	September 30	31	Total	March 31	June 30	30	31	Total

Quantity sold — internal market — Railroad Service	(thousand)	6,103	7,416	7,616	6,425	27,560	5,807	6,943	6,931	7,086	26,767

Average sales price — internal market — Railroad Service	US$	9.82	12.16	13.31	13.00	12.16	7.86	8.19	8.80	8.97	8.48

Long-term indebtedness, gross	US$	127	136	133		—	111	107	109	134	134
Short-term indebtedness, gross	US$	—		—	—	—	18	18	18	—	—

Total indebtedness, gross	US$	127	136	133	—	—	129	125	127	134	134

Stockholders’ equity	US$	19	12	(21)	(56)	(56)	29	19	26	17	17

Net operating revenues	US$	49	76	85	68	278	39	47	51	52	189
Cost of products	US$	(55)	(71)	(83)	(94)	(303)	(43)	(44)	(52)	(57)	(196)
Other expenses/revenues	US$	—	(7)	(22)	(15)	(44)	1	(4)	(3)	(8)	(14)
Depreciation, amortization and depletion	US$	6	7	6	11	30	4	3	4	5	16

EBITDA ————————————>	US$	—	5	(14)	(30)	(39)	1	2	—	(8)	(5)
Depreciation, amortization and depletion	US$	(6)	(7)	(6)	(11)	(30)	(4)	(3)	(4)	(5)	(16)

EBIT ————————————>	US$	(6)	(2)	(20)	(41)	(69)	(3)	(1)	(4)	(13)	(21)
Net financial result	US$	1	9	(12)	4	2	(4)	(7)	2	2	(7)

Net income (loss)	US$	(5)	7	(32)	(37)	(67)	(7)	(8)	(2)	(11)	(28)

Others — Caemi (Additional information — Unaudited) — Consolidated Subsidiary

		2005					2004
Information		As of and for the three-months ended					As of and for the three-months ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

IRON ORE
Quantity sold — external market	MT (thousand)	9,560	9,949	10,737	9,174	39,420	7,855	7,407	9,311	9,446	34,019
Quantity sold — internal market	MT (thousand)	1,946	2,388	2,673	2,570	9,577	1,941	2,851	2,525	2,349	9,666

Quantity sold — total	MT (thousand)	11,506	12,337	13,410	11,744	48,997	9,796	10,258	11,836	11,795	43,685

Average sales price — external market	US$	22.49	39.40	38.69	36.52	34.44	18.95	22.68	21.63	22.50	21.48
Average sales price — internal market	US$	17.91	32.29	26.63	27.20	26.42	14.14	14.62	15.33	17.62	15.44
Average sales price — total	US$	21.71	38.02	36.30	34.69	32.92	18.00	20.44	20.28	21.53	20.14

BAUXITE
Quantity sold — external market	MT (thousand)						19	—	—	—	19
Quantity sold — internal market	MT (thousand)						1	—	—	—	1

Quantity sold — total	MT (thousand)						20	—	—	—	20

Average sales price — external market	US$						148.20	—	—	—	148.20
Average sales price — internal market	US$						158.00	—	—	—	158.00
Average sales price — total	US$						148.67	—	—	—	148.67

KAOLIN
Quantity sold — external market	MT (thousand)	253	267	253	321	1,094	169	175	170	156	670
Quantity sold — internal market	MT (thousand)	29	29	32	34	124	18	18	20	18	74

Quantity sold — total	MT (thousand)	282	296	285	355	1,218	187	193	190	174	744

Average sales price — external market	US$	167.32	175.04	175.68	165.27	170.54	153.64	161.84	161.44	164.46	160.28
Average sales price — internal market	US$	197.76	202.59	212.12	249.42	216.76	210.17	184.56	200.15	235.06	207.29
Average sales price — total	US$	170.45	177.74	178.81	173.07	174.94	159.08	163.94	165.51	171.86	164.96
Long-term indebtedness, gross	US$	228	164	156	153	153	189	166	191	181	181
Short-term indebtedness, gross	US$	22	14	4			14	10	6	3	3

Total indebtedness, gross	US$	250	178	160	153	153	203	176	197	184	184

Stockholders’ equity	US$	1,207	1,453	1,732	1,857	1,857	979	967	1,107	1,157	1,157

Net operating revenues	US$	272	564	503	465	1,804	189	214	246	261	910
Cost of products	US$	(162)	(192)	(200)	(231)	(785)	(121)	(98)	(129)	(136)	(484)
Other expenses/revenues	US$	(33)	(37)	(41)	(48)	(159)	(20)	(23)	(25)	(39)	(107)
Depreciation, amortization and depletion	US$	34	27	37	51	149	29	17	23	29	98

EBITDA ——————————>	US$	111	362	299	237	1,009	77	110	115	115	417
Depreciation, amortization and depletion	US$	(34)	(27)	(37)	(51)	(149)	(29)	(17)	(23)	(29)	(98)

EBIT ———————————>	US$	77	335	262	186	860	49	93	92	86	319
Sale of assets	US$	—		126		126	—	—	—	—	—
Gain on investments accounted for by the equity method	US$	13	16	(3)	7	33	5	5	7	6	23
Net financial result	US$	5	(40)	(24)	23	(36)	(4)	(1)	(9)	(10)	(24)

Income before income tax and social contribution	US$	95	311	361	216	983	49	97	90	82	318
Income tax and social contribution	US$	(27)	(97)	(90)	30	(184)	(16)	(31)	(27)	(21)	(95)
Minority interest	US$	(12)	(37)	(10)	(29)	(88)	(7)	(13)	(10)	(12)	(42)

Net income	US$	56	177	261	217	711	26	53	53	49	181

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 9, 2006	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer